EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
RECORD QUARTERLY PRODUCTION AND 2012 SECOND QUARTER RESULTS

Commenting on second quarter results, Canadian Natural’s Vice-Chairman John Langille stated, “Our strategy to maintain a well balanced portfolio and optimize capital allocation ensures we have the flexibility to maximize returns on capital, generate significant cash flow and maintain a strong balance sheet through commodity price cycles. We continue to deliver strong oil-weighted production growth while preserving our vast natural gas asset base which will provide significant upside when natural gas prices strengthen.”

Steve Laut, President of Canadian Natural continued, “With our balanced and diverse assets, complemented by our proven and effective strategy as executed by our strong teams, we delivered a very strong quarter. Overall production was up and operating costs were down across the board in North America. In addition, we have been nimble and effective in optimizing our capital allocation in the quarter in response to market conditions. We have reduced capital spending in 2012 by approximately 10% and at the same time have slightly increased our BOE and crude oil mid-point production guidance for 2012. This demonstrates the strength of Canadian Natural’s assets, our capital flexibility, the effectiveness of our strategies and the ability of our teams to effectively execute.”

QUARTERLY HIGHLIGHTS

		Three Months Ended			Six Months Ended
($ Millions, except per common share amounts)		Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Net earnings		$753	$427	$929	$1,180	$975
Per common share	– basic	$0.68	$0.39	$0.85	$1.07	$0.89
	– diluted	$0.68	$0.39	$0.84	$1.07	$0.88
Adjusted net earnings from operations (1)		$606	$300	$621	$906	$849
Per common share	– basic	$0.55	$0.27	$0.57	$0.82	$0.78
	– diluted	$0.55	$0.27	$0.56	$0.82	$0.77
Cash flow from operations (2)		$1,754	$1,280	$1,548	$3,034	$2,622
Per common share	– basic	$1.60	$1.16	$1.41	$2.76	$2.39
	– diluted	$1.59	$1.16	$1.40	$2.75	$2.37
Capital expenditures, net of dispositions		$1,324	$1,596	$1,405	$2,920	$3,099

Daily production, before royalties
Natural gas (MMcf/d)		1,255	1,302	1,240	1,277	1,248
Crude oil and NGLs (bbl/d)		470,523	395,461	349,915	432,993	353,433
Equivalent production (BOE/d) (3)		679,607	612,279	556,539	645,943	561,359
(1)
Adjusted net earnings from operations is a non-GAAP measure that the Company utilizes to evaluate its performance. The derivation of this measure is discussed in the Management’s Discussion and Analysis (“MD&A”).

(2)
Cash flow from operations is a non-GAAP measure that the Company considers key as it demonstrates the Company’s ability to fund capital reinvestment and debt repayment. The derivation of this measure is discussed in the MD&A.

(3)
A barrel of oil equivalent (“BOE”) is derived by converting six thousand cubic feet (“Mcf”) of natural gas to one barrel (“bbl”) of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value.

▪
Canadian Natural is committed to operational excellence. In Q2/12 the Company achieved record quarterly production of 679,607 BOE/d and met or exceeded production guidance in all areas of our business.

▪
Total crude oil and NGLs achieved record quarterly production of 470,523 bbl/d representing an increase of 34% and 19% over Q2/11 and Q1/12 levels respectively. The increase in production from Q2/11 was primarily due to efficient, effective and reliable operations achieved at Horizon and successful results from a strong primary heavy crude oil drilling program. The increase in production from Q1/12 was primarily due to improved reliability at Horizon and the timing of steaming cycles in bitumen (“thermal in situ”).

▪
Total natural gas production for Q2/12 was 1,255 MMcf/d representing an increase of 1% over Q2/11 and a decrease of 4% from Q1/12. The increase in production from Q2/11 reflects the impact of natural gas producing properties acquired during 2011 and strong results from the Company’s modest, liquids rich drilling program. The decrease in production from Q1/12 was a result of natural declines reflecting the Company’s strategic decision to allocate capital to higher return crude oil projects and 20 MMcf/d of shut-in natural gas volumes year-to-date.

▪
Canadian Natural generated cash flow from operations for the quarter of $1.75 billion representing an increase of 13% and 37% compared with Q2/11 and Q1/12 cash flow levels respectively. The increase in cash flow was primarily related to higher North America crude oil and synthetic crude oil (“SCO”) sales volumes partially offset by lower crude oil and NGLs and natural gas pricing.

2	Canadian Natural Resources Limited

▪
Adjusted net earnings from operations for the quarter were $606 million, compared with adjusted net earnings of $621 million in Q2/11 and $300 million in Q1/12. The decrease from Q2/11 was primarily due to lower crude oil and NGLs and natural gas pricing partially offset by higher sales volumes from the Company’s North America crude oil and NGLs and oil sands mining operations. The increase from Q1/12 was primarily related to higher North America crude oil and SCO sales volumes partially offset by lower crude oil and NGLs and natural gas pricing.

▪
Primary heavy crude oil production achieved record quarterly production exceeding 122,000 bbl/d representing an increase of 21% compared with Q2/11 and an increase of 2% compared with Q1/12. Canadian Natural targets to drill 54 additional net primary heavy crude oil wells compared with the previous target, for a targeted record of 872 net wells in 2012 and targets to increase annual production by 21% over 2011. Primary heavy crude oil continues to provide the highest return on capital projects in the portfolio.

▪
As expected, thermal in situ production averaged approximately 94,000 bbl/d in Q2/12 as pads began to re-enter the production cycle. Production is targeted to ramp up to facility capacity in Q4/12. Operating costs for the quarter were $10.47/bbl as a result of solid production, modest natural gas prices and strong operational performance. The Company targets to achieve full year operating costs of approximately $9.00/bbl in this segment of the Company.

▪
Kirby South Phase 1 was 53% complete at the end of the second quarter. The project remains on schedule with first steam-in targeted for Q4/13. Drilling is nearing completion on the fourth of seven pads with wells confirming geological expectations.

▪
Horizon demonstrated strong operational performance in the quarter. Production averaged 115,823 bbl/d, highlighting the Company’s commitment to safe, steady and reliable operations and the positive impact of the third ore preparation plant (“OPP”) being fully operational. The third OPP has increased overall reliability and improved steady operations in the upgrader.

▪
In response to the uncertain outlook on commodity prices, targeted capital expenditures for 2012 are being re-allocated from natural gas to higher return primary heavy crude oil projects and overall capital expenditures in 2012 are being reduced by approximately $680 million while BOE and crude oil mid-point production guidance was slightly increased. Capital allocation reductions were primarily in the areas of Horizon oil sands expansion and North America natural gas.

▪	To date in 2012, Canadian Natural has purchased 6,196,600 common shares for cancellation at a weighted average price of $28.91 per common share.

▪	Declared a quarterly cash dividend on common shares of $0.105 per common share payable October 1, 2012.

Canadian Natural Resources Limited	3

OPERATIONS REVIEW AND CAPITAL ALLOCATION

In order to facilitate efficient operations, Canadian Natural focuses its activities in core regions where it can own a substantial land base and associated infrastructure. Land inventories are maintained to enable continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By owning associated infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production costs. Further, the Company maintains large project inventories and production diversification among each of the commodities it produces; light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (“thermal in situ”), and SCO (herein collectively referred to as “crude oil”), natural gas and NGLs. A large diversified project portfolio enables the effective allocation of capital to higher return opportunities.

OPERATIONS REVIEW

Drilling activity (number of wells)
	Six Months Ended Jun 30
	2012		2011
	Gross	Net	Gross	Net
Crude oil	574	544	471	456
Natural gas	25	23	39	35
Dry	8	8	22	21
Subtotal	607	575	532	512
Stratigraphic test / service wells	589	589	521	520
Total	1,196	1,164	1,053	1,032
Success rate (excluding stratigraphic test / service wells)		99%		96%

North America Exploration and Production

North America crude oil and NGLs

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Crude oil and NGLs production (bbl/d)	316,483	305,613	295,715	311,048	292,938

Net wells targeting crude oil	268	284	182	552	475
Net successful wells drilled	266	278	177	544	456
Success rate	99%	98%	97%	99%	96%

▪
Production averaged 316,483 bbl/d in Q2/12 representing an increase of 7% from Q2/11 and an increase of 4% from Q1/12. The increase in production from Q2/11 was a result of successful primary heavy and light crude oil drilling programs offset by the timing of thermal in situ steaming cycles. The increase in production from Q1/12 was a result of the ramp up of thermal in situ production as pads re-entered the production cycle.

▪
Primary heavy crude oil production achieved record quarterly production exceeding 122,000 bbl/d representing an increase of 21% compared with Q2/11 and an increase of 2% compared with Q1/12. Canadian Natural targets to drill 54 additional net primary heavy crude oil wells compared with the previous target, for a targeted record of 872 net wells in 2012 and targets to increase annual production by 21% over 2011. Primary heavy crude oil continues to provide the highest return on capital projects in the portfolio.

▪
North America light crude oil and NGLs quarterly production increased 17% from Q2/11 as a result of a successful light oil drilling program and increased liquid recoveries from Septimus following the completion of a tie in to a deep cut facility. North America light crude oil and NGLs is a significant part of Canadian Natural’s balanced portfolio, averaging approximately 62,500 bbl/d in the quarter.

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▪
At Pelican Lake, reservoir performance continues to be positive with July production of approximately 40,000 bbl/d. The Company has commenced construction of a 25,000 bbl/d battery to support targeted production growth from the polymer flood and year-to-date has drilled 30 of the 72 net wells targeted for 2012. Canadian Natural targets to ultimately recover 561 million barrels (363 million barrels of proved plus probable reserves and 198 million barrels of contingent resources) of additional crude oil through a disciplined multi-year expansion plan.

▪
Canadian Natural’s robust portfolio of thermal in situ projects is a significant part of the Company’s defined plan to transition to a longer-life, more sustainable asset base with the ability to generate significant shareholder value for decades to come. The Company targets to grow thermal in situ production to approximately 500,000 bbl/d of capacity by delivering projects that will add 40,000 bbl/d of production every two to three years.

—
As expected, thermal in situ production averaged approximately 94,000 bbl/d in Q2/12 as pads began to re-enter the production cycle. Production is targeted to ramp up to facility capacity in Q4/12. The Company targets to maximize steam plant capacity through the completion of low cost pad-add projects at Primrose; projects currently under construction are on schedule and on budget.

—
Thermal in situ operating costs for the quarter were $10.47/bbl as a result of solid production, modest natural gas prices and strong operational performance. The Company targets to achieve full year operating costs of approximately $9.00/bbl in this segment of the Company.

—
Kirby South Phase 1 was 53% complete at the end of the second quarter. The project remains on schedule with first steam-in targeted for Q4/13. Drilling is nearing completion on the fourth of seven pads with wells confirming geological expectations.

—	On Kirby North Phase 1, the 2012 statigraphic (“strat”) test well drilling program has been completed and procurement of long lead items is progressing. First steam-in is targeted for early 2016.

—	At Grouse, design basis memorandum engineering is progressing on track with completion targeted for 2012. First steam-in is targeted for late 2017.

▪	For Q3/12, the Company plans to drill 42 net thermal in situ wells and 290 net crude oil wells, excluding strat test and service wells.

▪
As expected, North America crude oil and NGLs operating costs decreased to $13.10/bbl in Q2/12 from $15.40/bbl in Q1/12. The decrease was primarily due to reduced primary heavy crude oil operating costs as a result of strategic capital investments made during the first half of 2012.

North America natural gas
	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Natural gas production (MMcf/d)	1,230	1,281	1,218	1,255	1,221

Net wells targeting natural gas	4	19	10	23	36
Net successful wells drilled	4	19	10	23	35
Success rate	100%	100%	100%	100%	97%

▪
North America natural gas production for the quarter averaged 1,230 MMcf/d representing an increase of 1% from Q2/11 and a decrease of 4% from Q1/12. The increase in production from Q2/11 reflects the impact of natural gas producing properties acquired during 2011 and strong results from the Company’s modest, liquids rich drilling program. The decrease in production from Q1/12 was a result of natural declines reflecting the Company’s strategic decision to allocate capital to higher return crude oil projects.

▪
Canadian Natural is the second largest producer of natural gas in Canada and an industry leader in low natural gas operating costs. During 2012, the Company has shut-in approximately 20 MMcf/d of natural gas in response to low natural gas prices and currently has approximately 40 MMcf/d of natural gas shut-in.

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▪
The continued weakness in natural gas prices has resulted in a further reduction in capital allocated to natural gas. 2012 drilling has been reduced by 36 net wells compared with the original budget and the completion of 10 Septimus wells has been deferred along with the facility expansion.

▪
As expected, North America natural gas operating costs decreased to $1.13/Mcf in Q2/12 from $1.33/Mcf in Q1/12 as high operating cost properties acquired in late 2011 were fully integrated with existing operations. Canadian Natural’s extensive infrastructure and land base combined with a disciplined approach is what drives the Company’s ability to create value in a modest commodity price environment.

International Exploration and Production

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Crude oil production (bbl/d)
North Sea	17,619	23,046	32,866	20,333	33,480
Offshore Africa	20,598	20,712	21,334	20,655	23,400
Natural gas production (MMcf/d)
North Sea	2	3	7	2	8
Offshore Africa	23	18	15	20	19
Net wells targeting crude oil	–	–	–	–	0.9
Net successful wells drilled	–	–	–	–	0.0
Success rate	–	–	–	–	0%

▪
North Sea crude oil production averaged 17,619 bbl/d during Q2/12 representing a decrease of 46% compared with Q2/11 and a decrease of 24% compared with Q1/12. The decrease from Q2/11 was primarily a result of a 20 day shut-in of all Ninian platforms and associated fields due to unplanned maintenance on a third party pipeline and suspended operations at Banff/Kyle. In Q4/11 the Banff/Kyle floating production storage offloading vessel (“FPSO”) suffered damage from severe storm conditions. The decrease from Q1/12 was primarily due to unplanned maintenance on the third party pipeline that temporarily shut-in all Ninian platforms and associated fields. Planned turnarounds at Ninian North and Ninian Central and third party pipeline maintenance are scheduled for Q3/12.

▪
Production in Offshore Africa averaged 20,598 bbl/d during Q2/12 representing a decrease of 3% compared with Q2/11 and a decrease of 1% compared with Q1/12. The decrease from Q2/11 and Q1/12 was primarily a result of natural field declines. The Company’s eight well infill drilling program at the Espoir field is targeted to commence in Q4/12. The Company targets additional production of 6,500 BOE/d at the completion of the Espoir drilling program.

▪
Conversion of the license of the Company’s 100% working interest block in South Africa was completed in the quarter and all regulatory requirements to drill a well are complete. Targeted drilling windows are from Q4/13 to Q1/14 and from Q4/14 to Q1/15.

North America Oil Sands Mining and Upgrading – Horizon

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Synthetic crude oil production (bbl/d)	115,823	46,090	–	80,957	3,615

▪
Horizon demonstrated strong operational performance in the quarter. Production averaged 115,823 bbl/d, highlighting the Company’s commitment to safe, steady and reliable operations and the positive impact of the third OPP being fully operational. The third OPP has increased overall reliability and improved steady operations in the upgrader.

▪
Enhanced operational discipline and focus on safe, steady and reliable operations allows the Company to be proactive in planned maintenance activities. Performance in Q2/12 along with proactive maintenance scheduled for Q3/12 gives the Company confidence to increase full year mid-point guidance by 4% to 94,000 bbl/d for Horizon.

6	Canadian Natural Resources Limited

▪
As expected, operating costs for the quarter averaged $36.98/bbl. Through future expansion, Canadian Natural targets to reduce operating costs per barrel by increasing production disproportionately to largely fixed operating costs.

▪
Canadian Natural’s staged expansion to 250,000 bbl/d of SCO production capacity continues to progress on track. Thus far, several lump sum contracts have been awarded and projects currently under construction are trending at or below cost estimates. The Company’s 100% working interest in this project allows for significant capital flexibility; the 2012 project capital for Horizon was reduced by $330 million to $1.55 billion. The decrease in 2012 capital is a result of overall cost reductions and strategic deferrals to achieve greater cost certainty.

MARKETING

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Crude oil and NGLs pricing
WTI benchmark price (US$/bbl) (1)	$93.50	$102.94	$102.55	$98.22	$98.42
WCS blend differential from WTI (%) (2)	24%	21%	17%	23%	20%
SCO price (US$/bbl)	$89.54	$98.11	$115.65	$93.82	$105.50
Average realized pricing before risk
management (C$/bbl) (3)	$69.99	$80.08	$82.58	$74.95	$75.25
Natural gas pricing
AECO benchmark price (C$/GJ)	$1.74	$2.39	$3.54	$2.06	$3.56
Average realized pricing before risk
management (C$/Mcf)	$1.90	$2.47	$3.83	$2.19	$3.83
(1)	West Texas Intermediate (“WTI”).
(2)	Western Canadian Select (“WCS”).
(3)	Excludes SCO.

▪	In Q2/12, WTI pricing decreased by 9% from Q2/11 and Q1/12 partially due to supply and demand imbalances.

▪
The WCS heavy crude oil differential as a percent of WTI averaged 24% in Q2/12, in line with the Company’s long term expectations and well below historical averages. The WCS heavy differential widened from Q1/12 as a result of planned and unplanned maintenance at key refineries in the United States and Canada. The Company anticipates volatility in the differential in 2012 and narrowing of the differential thereafter as additional conversion and pipeline capacity come on stream.

▪	During Q2/12, Canadian Natural contributed 154,000 bbl/d of its heavy crude oil stream to the WCS blend. The Company is the largest contributor of the WCS blend, accounting for 53%.

▪
AECO benchmark natural gas prices weakened in Q2/12 compared with Q2/11 and Q1/12 due to supply and demand imbalances in North America. AECO has increased from a low of $1.43/GJ in April primarily due to increased seasonal demand and increased demand from the power generation sector.

REDWATER UPGRADING AND REFINING

Supporting and participating in projects that add incremental conversion capacity is a key part of the Company’s marketing strategy. Canadian Natural, in a partnership agreement with North West Upgrading Inc., continues to move forward with detailed engineering regarding the construction and operation of a bitumen refinery near Redwater, Alberta. Project development is dependent upon completion of detailed engineering and final project sanction by the partnership and its partners and approval of the final tolls. Board sanction is currently targeted in 2012.

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FINANCIAL REVIEW

The financial position of Canadian Natural remains strong as the Company continues to implement proven strategies and focuses on disciplined capital allocation. Canadian Natural’s cash flow generation, credit facilities, diverse asset base and related capital expenditure programs, and commodity hedging policy all support a flexible financial position and provide the right financial resources for the near, mid and long term.

▪
The Company’s strategy is to maintain a diverse portfolio balanced across various commodity types. The Company achieved record production of 679,607 BOE/d for the quarter with over 96% of production located in G8 countries.

▪
Canadian Natural has a strong balance sheet with debt to book capitalization of 26% and debt to EBITDA of 1.0. At June 30, 2012, long-term debt amounted to $8.5 billion compared with $8.6 billion at December 31, 2011.

▪
During the quarter, the Company issued $500 million of 3.05% medium-term unsecured notes due June 2019 to Canadian investors and extended the $1.5 billion revolving syndicated credit facility to June 2016.

▪	Canadian Natural maintains significant financial stability and liquidity represented by approximately $4.4 billion in available unused bank lines at the end of the quarter.

▪
The Company’s commodity hedging program protects investment returns, ensures ongoing balance sheet strength and supports the Company’s cash flow for its capital expenditures programs. The Company has hedged approximately half of the remaining crude oil volumes forecasted for 2012 through a combination of puts and collars.

▪
In Q2/12, Toronto Stock Exchange accepted notice of Canadian Natural’s renewal of its Normal Course Issuer Bid through the facilities of Toronto Stock Exchange and the New York Stock Exchange. The notice provides that Canadian Natural may, during the 12 month period commencing April 9, 2012 and ending April 8, 2013, purchase for cancellation on Toronto Stock Exchange and the New York Stock Exchange up to 55,027,447 shares.

▪	To date in 2012, Canadian Natural has purchased 6,196,600 common shares for cancellation at a weighted average price of $28.91 per common share.

▪	Declared a quarterly cash dividend on common shares of $0.105 per common share payable October 1, 2012.

OUTLOOK

The Company forecasts 2012 production levels before royalties to average between 1,220 and 1,235 MMcf/d of natural gas and between 454,000 and 474,000 bbl/d of crude oil and NGLs. Q3/12 production guidance before royalties is forecast to average between 1,170 and 1,190 MMcf/d of natural gas and between 451,000 and 480,000 bbl/d of crude oil and NGLs. Detailed guidance on production levels, capital allocation and operating costs can be found on the Company’s website at www.cnrl.com.

8	Canadian Natural Resources Limited

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-Looking Statements

Certain statements relating to Canadian Natural Resources Limited (the “Company”) in this document or documents incorporated herein by reference constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable securities legislation. Forward-looking statements can be identified by the words “believe”, “anticipate”, “expect”, “plan”, “estimate”, “target”, “continue”, “could”, “intend”, “may”, “potential”, “predict”, “should”, “will”, “objective”, “project”, “forecast”, “goal”, “guidance”, “outlook”, “effort”, “seeks”, “schedule” or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes and costs, royalties, operating costs, capital expenditures, income tax expenses and other guidance provided throughout this Management’s Discussion and Analysis (“MD&A”), constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose, Pelican Lake, the Kirby Thermal Oil Sands Project, the Keystone XL Pipeline US Gulf Coast expansion, and the construction and future operations of the North West Redwater bitumen upgrader and refinery also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

In addition, statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil and natural gas reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

The forward-looking statements are based on current expectations, estimates and projections about the Company and the industry in which the Company operates, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of the Company’s products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which the Company’s current guidance is based; economic conditions in the countries and regions in which the Company conducts business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; ability of the Company to implement its business strategy, including exploration and development activities; impact of competition; the Company’s defense of lawsuits; availability and cost of seismic, drilling and other equipment; ability of the Company and its subsidiaries to complete capital programs; the Company’s and its subsidiaries’ ability to secure adequate transportation for its products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of the Company’s bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; ability of the Company to attract the necessary labour required to build its thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading the Company’s bitumen products; availability and cost of financing; the Company’s and its subsidiaries’ success of exploration and development activities and their ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and natural gas liquids (“NGLs”) not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of the Company’s provision for taxes; and other circumstances affecting revenues and expenses.

Canadian Natural Resources Limited	9

The Company’s operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Readers are cautioned that the foregoing list of factors is not exhaustive. Unpredictable or unknown factors not discussed in this report could also have material adverse effects on forward-looking statements. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Except as required by law, the Company assumes no obligation to update forward-looking statements, whether as a result of new information, future events or other factors, or the foregoing factors affecting this information, should circumstances or Management’s estimates or opinions change.

Management’s Discussion and Analysis

This MD&A of the financial condition and results of operations of the Company should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2012 and the MD&A and the audited consolidated financial statements for the year ended December 31, 2011.

All dollar amounts are referenced in millions of Canadian dollars, except where noted otherwise. The Company’s consolidated financial statements for the period ended June 30, 2012 and this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Unless otherwise stated, 2010 comparative figures have been restated in accordance with IFRS issued as at December 31, 2011. This MD&A includes references to financial measures commonly used in the crude oil and natural gas industry, such as adjusted net earnings from operations, cash flow from operations, and cash production costs. These financial measures are not defined by IFRS and therefore are referred to as non-GAAP measures. The non-GAAP measures used by the Company may not be comparable to similar measures presented by other companies. The Company uses these non-GAAP measures to evaluate its performance. The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with IFRS, as an indication of the Company's performance. The non-GAAP measures adjusted net earnings from operations and cash flow from operations are reconciled to net earnings, as determined in accordance with IFRS, in the “Financial Highlights” section of this MD&A. The derivation of cash production costs is included in the “Operating Highlights – Oil Sands Mining and Upgrading” section of this MD&A. The Company also presents certain non-GAAP financial ratios and their derivation in the “Liquidity and Capital Resources” section of this MD&A.

A Barrel of Oil Equivalent (“BOE”) is derived by converting six thousand cubic feet of natural gas to one barrel of crude oil (6 Mcf:1 bbl). This conversion may be misleading, particularly if used in isolation, since the 6 Mcf:1 bbl ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the 6 Mcf:1 bbl conversion ratio may be misleading as an indication of value. In addition, for the purposes of this MD&A, crude oil is defined to include the following commodities: light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), and synthetic crude oil.

Production volumes and per unit statistics are presented throughout this MD&A on a “before royalty” or “gross” basis, and realized prices are net of transportation and blending costs and exclude the effect of risk management activities. Production on an “after royalty” or “net” basis is also presented for information purposes only.

The following discussion refers primarily to the Company’s financial results for the three and six months ended June 30, 2012 in relation to the comparable periods in 2011 and the first quarter of 2012. The accompanying tables form an integral part of this MD&A. This MD&A is dated August 8, 2012. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2011, is available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

10	Canadian Natural Resources Limited

FINANCIAL HIGHLIGHTS

($ millions, except per common share amounts)
		Three Months Ended			Six Months Ended
		Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Product sales		$4,187	$3,971	$3,727	$8,158	$7,029
Net earnings		$753	$427	$929	$1,180	$975
Per common share	– basic	$0.68	$0.39	$0.85	$1.07	$0.89
	– diluted	$0.68	$0.39	$0.84	$1.07	$0.88
Adjusted net earnings from operations (1)		$606	$300	$621	$906	$849
Per common share	– basic	$0.55	$0.27	$0.57	$0.82	$0.78
	– diluted	$0.55	$0.27	$0.56	$0.82	$0.77
Cash flow from operations (2)		$1,754	$1,280	$1,548	$3,034	$2,622
Per common share	– basic	$1.60	$1.16	$1.41	$2.76	$2.39
	– diluted	$1.59	$1.16	$1.40	$2.75	$2.37
Capital expenditures, net of dispositions		$1,324	$1,596	$1,405	$2,920	$3,099
(1)
Adjusted net earnings from operations is a non-GAAP measure that represents net earnings adjusted for certain items of a non-operational nature. The Company evaluates its performance based on adjusted net earnings from operations. The reconciliation “Adjusted Net Earnings from Operations” presented below lists the after-tax effects of certain items of a non-operational nature that are included in the Company’s financial results. Adjusted net earnings from operations may not be comparable to similar measures presented by other companies.

(2)
Cash flow from operations is a non-GAAP measure that represents net earnings adjusted for non-cash items before working capital adjustments. The Company evaluates its performance based on cash flow from operations. The Company considers cash flow from operations a key measure as it demonstrates the Company’s ability to generate the cash flow necessary to fund future growth through capital investment and to repay debt. The reconciliation “Cash Flow from Operations” presented lists certain non-cash items that are included in the Company’s financial results. Cash flow from operations may not be comparable to similar measures presented by other companies.

Adjusted Net Earnings from Operations

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Net earnings as reported	$753	$427	$929	$1,180	$975
Share-based compensation recovery, net of tax (1)	(115)	(107)	(188)	(222)	(60)
Unrealized risk management (gain) loss, net of tax (2)	(103)	40	(87)	(63)	(48)
Unrealized foreign exchange loss (gain), net of tax (3)	71	(60)	(33)	11	(122)
Effect of statutory tax rate and other legislative changes on deferred
income tax liabilities (4)	–	–	–	–	104
Adjusted net earnings from operations	$606	$300	$621	$906	$849
(1)
The Company’s employee stock option plan provides for a cash payment option. Accordingly, the fair value of the outstanding vested options is recorded as a liability on the Company’s balance sheets and periodic changes in the fair value are recognized in net earnings or are capitalized to Oil Sands Mining and Upgrading construction costs.

(2)
Derivative financial instruments are recorded at fair value on the balance sheets, with changes in fair value of non-designated hedges recognized in net earnings. The amounts ultimately realized may be materially different than reflected in the financial statements due to changes in prices of the underlying items hedged, primarily crude oil and natural gas.

(3)
Unrealized foreign exchange gains and losses result primarily from the translation of US dollar denominated long-term debt to period-end exchange rates, partially offset by the impact of cross currency swaps, and are recognized in net earnings.

(4)
All substantively enacted adjustments in applicable income tax rates and other legislative changes are applied to underlying assets and liabilities on the Company’s balance sheets in determining deferred income tax assets and liabilities. The impact of these tax rate and other legislative changes is recorded in net earnings during the period the legislation is substantively enacted. During the first quarter of 2011, the UK government enacted an increase to the corporate income tax rate charged on profits from UK North Sea crude oil and natural gas production from 50% to 62%. The Company’s deferred income tax liability was increased by $104 million with respect to this tax rate change.

Canadian Natural Resources Limited	11

Cash Flow from Operations

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Net earnings	$753	$427	$929	$1,180	$975
Non-cash items:
Depletion, depreciation and amortization	1,084	975	870	2,059	1,719
Share-based compensation recovery	(115)	(107)	(188)	(222)	(60)
Asset retirement obligation accretion	38	37	31	75	64
Unrealized risk management (gain) loss	(144)	60	(118)	(84)	(64)
Unrealized foreign exchange loss (gain)	71	(60)	(33)	11	(122)
Deferred income tax expense (recovery)	62	(52)	57	10	110
Horizon asset impairment provision	–	–	–	–	396
Equity loss from jointly controlled entity	5	–	–	5	–
Insurance recovery – property damage	–	–	–	–	(396)
Cash flow from operations	$1,754	$1,280	$1,548	$3,034	$2,622

SUMMARY OF CONSOLIDATED NET EARNINGS AND CASH FLOW FROM OPERATIONS

Net earnings for the six months ended June 30, 2012 were $1,180 million compared with $975 million for the six months ended June 30, 2011. Net earnings for the six months ended June 30, 2012 included net unrealized after-tax income of $274 million compared with net unrealized after-tax income of $126 million for the six months ended June 30, 2011 related to the effects of share-based compensation, risk management activities, fluctuations in foreign exchange rates, and the impact of statutory tax rate and other legislative changes on deferred income tax liabilities. Excluding these items, adjusted net earnings from operations for the six months ended June 30, 2012 were $906 million compared with $849 million for the six months ended June 30, 2011.

Net earnings for the second quarter of 2012 were $753 million compared with $929 million for the second quarter of 2011 and $427 million for the first quarter of 2012. Net earnings for the second quarter of 2012 included net unrealized after-tax income of $147 million compared with $308 million for the second quarter of 2011 and $127 million for the first quarter of 2012 related to the effects of share-based compensation, risk management activities and fluctuations in foreign exchange rates. Excluding these items, adjusted net earnings from operations for the second quarter of 2012 were $606 million compared with $621 million for the second quarter of 2011 and $300 million for the first quarter of 2012.

The increase in adjusted net earnings for the six months ended June 30, 2012 from the comparable period in 2011 was primarily due to:
▪	higher crude oil and synthetic crude oil (“SCO”) sales volumes in the North America and Oil Sands Mining and Upgrading segments;
▪	the impact of a weaker Canadian dollar; and
▪	fluctuations in realized risk management gains and losses;

partially offset by:
▪	lower crude oil and NGLs and natural gas netbacks;
▪	lower SCO prices; and
▪	higher depletion, depreciation and amortization expense.

The decrease in adjusted net earnings for the second quarter of 2012 from the comparable period of 2011 was primarily due to:
▪	lower crude oil and NGLs and natural gas netbacks; and
▪	higher depletion, depreciation and amortization expense;

12	Canadian Natural Resources Limited

partially offset by:
▪	higher crude oil and SCO sales volumes in the North America and Oil Sands Mining and Upgrading segments;
▪	higher natural gas sales volumes;
▪	the impact of a weaker Canadian dollar; and
▪	fluctuations in realized risk management gains and losses.

The increase in adjusted net earnings for the second quarter of 2012 from the first quarter of 2012 was primarily due to:
▪	higher crude oil and SCO sales volumes in the North America and Oil Sands Mining and Upgrading segments;
▪	the impact of a weaker Canadian dollar; and
▪	fluctuations in realized risk management gains and losses;

partially offset by:
▪	lower crude oil and NGLs and natural gas netbacks;
▪	lower SCO prices; and
▪	higher depletion, depreciation and amortization expense.

The impacts of share-based compensation, risk management activities and changes in foreign exchange rates are expected to continue to contribute to quarterly volatility in consolidated net earnings and are discussed in detail in the relevant sections of this MD&A.

Cash flow from operations for the six months ended June 30, 2012 was $3,034 million compared with $2,622 million for the six months ended June 30, 2011. Cash flow from operations for the second quarter of 2012 was $1,754 million compared with $1,548 million for the second quarter of 2011 and $1,280 million for the first quarter of 2012. The increase in cash flow from operations from the comparable periods was primarily due to the factors noted above relating to the fluctuations in adjusted net earnings, excluding depletion, depreciation and amortization expense.

Total production before royalties for the six months ended June 30, 2012 increased 15% to 645,943 BOE/d from 561,359 BOE/d for the six months ended June 30, 2011. Total production before royalties for the second quarter of 2012 increased 22% to a record 679,607 BOE/d from 556,539 BOE/d for the second quarter of 2011 and 11% from 612,279 BOE/d for the first quarter of 2012. Production for the second quarter of 2012 was within the Company’s previously issued guidance.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of the Company’s quarterly results for the eight most recently completed quarters:

($ millions, except per common share amounts)	Jun 30 2012	Mar 31 2012	Dec 31 2011	Sep 30 2011
Product sales	$4,187	$3,971	$4,788	$3,690
Net earnings (loss)	$753	$427	$832	$836
Net earnings (loss) per common share
– basic	$0.68	$0.39	$0.76	$0.76
– diluted	$0.68	$0.39	$0.76	$0.76

($ millions, except per common share amounts)	Jun 30 2011	Mar 31 2011	Dec 31 2010	Sep 30 2010
Product sales	$3,727	$3,302	$3,787	$3,341
Net earnings (loss)	$929	$46	$(309)	$596
Net earnings (loss) per common share
– basic	$0.85	$0.04	$(0.28)	$0.54
– diluted	$0.84	$0.04	$(0.28)	$0.54

Canadian Natural Resources Limited	13

Volatility in the quarterly net earnings (loss) over the eight most recently completed quarters was primarily due to:

▪
Crude oil pricing – The impact of fluctuating demand, inventory storage levels and geopolitical uncertainties on worldwide benchmark pricing, the impact of the WCS Heavy Differential from WTI in North America and the impact of the differential between WTI and Dated Brent benchmark pricing in the North Sea and Offshore Africa.

▪
Natural gas pricing – The impact of fluctuations in both the demand for natural gas and inventory storage levels, and the impact of increased shale gas production in the US, as well as fluctuations in imports of liquefied natural gas into the US.

▪
Crude oil and NGLs sales volumes – Fluctuations in production due to the cyclic nature of the Company’s Primrose thermal projects, the results from the Pelican Lake water and polymer flood projects, a record heavy oil drilling program, and the impact of the suspension and recommencement of production at Horizon. Sales volumes also reflected fluctuations due to timing of liftings and maintenance activities in the North Sea and Offshore Africa, and payout of the Baobab field in May 2011.

▪
Natural gas sales volumes – Fluctuations in production due to the Company’s strategic decision to reduce natural gas drilling activity in North America and the allocation of capital to higher return crude oil projects, as well as natural decline rates and the impact and timing of acquisitions.

▪
Production expense – Fluctuations primarily due to the impact of the demand for services, fluctuations in product mix, the impact of seasonal costs that are dependent on weather, production and cost optimizations in North America, acquisitions of natural gas producing properties that have higher operating costs per Mcf than the Company’s existing properties, and the suspension and recommencement of production at Horizon.

▪
Depletion, depreciation and amortization – Fluctuations due to changes in sales volumes, proved reserves, finding and development costs associated with crude oil and natural gas exploration, estimated future costs to develop the Company’s proved undeveloped reserves, the impact of the suspension and recommencement of production at Horizon and the impact of impairments at the Olowi field in offshore Gabon.

▪	Share-based compensation – Fluctuations due to the determination of fair market value based on the Black-Scholes valuation model of the Company’s share-based compensation liability.

▪	Risk management – Fluctuations due to the recognition of gains and losses from the mark-to-market and subsequent settlement of the Company’s risk management activities.

▪
Foreign exchange rates – Changes in the Canadian dollar relative to the US dollar that impacted the realized price the Company received for its crude oil and natural gas sales, as sales prices are based predominately on US dollar denominated benchmarks. Fluctuations in realized and unrealized foreign exchange gains and losses are recorded with respect to US dollar denominated debt, partially offset by the impact of cross currency swap hedges.

▪	Income tax expense – Fluctuations in income tax expense include statutory tax rate and other legislative changes substantively enacted in the various periods.

14	Canadian Natural Resources Limited

BUSINESS ENVIRONMENT

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
WTI benchmark price (US$/bbl) (1)	$93.50	$102.94	$102.55	$98.22	$98.42
Dated Brent benchmark price (US$/bbl)	$108.21	$118.47	$117.33	$113.34	$111.20
WCS blend differential from WTI (US$/bbl)	$22.83	$21.47	$17.62	$22.15	$20.17
WCS blend differential from WTI (%)	24%	21%	17%	23%	20%
SCO price (US$/bbl) (2)	$89.54	$98.11	$115.65	$93.82	$105.50
Condensate benchmark price (US$/bbl)	$99.49	$110.05	$112.48	$104.77	$105.56
NYMEX benchmark price (US$/MMBtu)	$2.26	$2.77	$4.36	$2.52	$4.24
AECO benchmark price (C$/GJ)	$1.74	$2.39	$3.54	$2.06	$3.56
US/Canadian dollar average exchange rate (US$)	$0.9897	$0.9989	$1.0331	$0.9943	$1.0238
(1)	West Texas Intermediate (“WTI”)
(2)	Synthetic Crude Oil (“SCO”)

Commodity Prices

Crude oil sales contracts in the North America segment are typically based on WTI benchmark pricing. WTI averaged US$98.22 per bbl for the six months ended June 30, 2012 and was comparable with the six months ended June 30, 2011. WTI averaged US$93.50 per bbl for the second quarter of 2012, a decrease of 9% from US$102.55 per bbl for the second quarter of 2011 and US$102.94 per bbl for the first quarter of 2012. WTI pricing was reflective of the political instability in the Middle East offset by declining optimism in the United States economy, the European debt crisis, and lower than expected growth in Asian demand.

Crude oil sales contracts for the Company’s North Sea and Offshore Africa segments are typically based on Dated Brent (“Brent”) pricing, which is representative of international markets and overall world supply and demand. Brent averaged US$113.34 per bbl for the six months ended June 30, 2012, an increase of 2% compared with US$111.20 per bbl for the six months ended June 30, 2011. Brent averaged US$108.21 per bbl for the second quarter of 2012, a decrease of 8% compared with US$117.33 per bbl for the second quarter of 2011 and a decrease of 9% from US$118.47 per bbl for the first quarter of 2012. The higher Brent pricing relative to WTI was due to logistical constraints and high inventory levels of crude oil at Cushing.

The WCS Heavy Differential averaged 23% for the six months ended June 30, 2012 compared with 20% for the six months ended June 30, 2011. The WCS Heavy Differential averaged 24% for the second quarter of 2012 compared with 17% in the second quarter of 2011, and 21% for the first quarter of 2012. The WCS Heavy Differential widened in the second quarter of 2012, relative to the comparable periods, as a result of planned and unplanned maintenance at key refineries accessible by Canadian crude oil.

The Company uses condensate as a blending diluent for heavy crude oil pipeline shipments. During the second quarter of 2012, condensate prices continued to trade at a premium to WTI, similar to prior periods, reflecting normal seasonality.

The Company anticipates continued volatility in crude oil pricing benchmarks due to supply and demand factors, geopolitical events, and the timing and extent of the continuing economic recovery. The WCS Heavy Differential is expected to continue to reflect seasonal demand fluctuations, changes in transportation logistics, and refinery utilization and shutdowns.

NYMEX natural gas prices averaged US$2.52 per MMBtu for the six months ended June 30, 2012, a decrease of 41% from US$4.24 per MMBtu for the six months ended June 30, 2011. NYMEX natural gas prices averaged US$2.26 per MMBtu for the second quarter of 2012, a decrease of 48% from US$4.36 per MMBtu for the second quarter of 2011, and a decrease of 18% from US$2.77 per MMBtu for the first quarter of 2012.

Canadian Natural Resources Limited	15

AECO natural gas prices for the six months ended June 30, 2012 averaged $2.06 per GJ, a decrease of 42% from $3.56 per GJ for the six months ended June 30, 2011. AECO natural gas prices for the second quarter of 2012 averaged $1.74 per GJ, a decrease of 51% from $3.54 per GJ for the second quarter of 2011, and a decrease of 27% from $2.39 per GJ for the first quarter of 2012.

During the second quarter of 2012, natural gas prices continued to be weak in response to the strong North America supply position, primarily from the highly productive shale areas. However, the AECO natural gas price has increased from its low of $1.43 per GJ in April 2012 due to higher weather related gas demand resulting from warmer than normal spring and summer temperatures, together with a shift to higher utilization of gas fired electric generators due to the low natural gas prices.

DAILY PRODUCTION, before royalties

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	316,483	305,613	295,715	311,048	292,938
North America – Oil Sands Mining and Upgrading	115,823	46,090	–	80,957	3,615
North Sea	17,619	23,046	32,866	20,333	33,480
Offshore Africa	20,598	20,712	21,334	20,655	23,400
	470,523	395,461	349,915	432,993	353,433
Natural gas (MMcf/d)
North America	1,230	1,281	1,218	1,255	1,221
North Sea	2	3	7	2	8
Offshore Africa	23	18	15	20	19
	1,255	1,302	1,240	1,277	1,248
Total barrels of oil equivalent (BOE/d)	679,607	612,279	556,539	645,943	561,359
Product mix
Light and medium crude oil and NGLs	15%	18%	20%	15%	20%
Pelican Lake heavy crude oil	5%	6%	6%	6%	6%
Primary heavy crude oil	18%	20%	18%	19%	18%
Bitumen (thermal oil)	14%	13%	19%	14%	18%
Synthetic crude oil	17%	8%	–	13%	1%
Natural gas	31%	35%	37%	33%	37%
Percentage of product sales (1)
(excluding midstream revenue)
Crude oil and NGLs	93%	91%	85%	92%	84%
Natural gas	7%	9%	15%	8%	16%
(1)	Net of transportation and blending costs and excluding risk management activities.

16	Canadian Natural Resources Limited

DAILY PRODUCTION, net of royalties

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Crude oil and NGLs (bbl/d)
North America – Exploration and Production	272,089	253,951	243,943	263,020	238,777
North America – Oil Sands Mining and Upgrading	109,569	43,599	–	76,584	3,324
North Sea	17,578	22,986	32,793	20,282	33,397
Offshore Africa	15,051	17,497	21,196	16,274	22,199
	414,287	338,033	297,932	376,160	297,697
Natural gas (MMcf/d)
North America	1,218	1,277	1,146	1,247	1,171
North Sea	2	3	7	2	8
Offshore Africa	19	15	13	17	16
	1,239	1,295	1,166	1,266	1,195
Total barrels of oil equivalent (BOE/d)	620,700	553,752	492,250	587,226	496,909

The Company’s business approach is to maintain large project inventories and production diversification among each of the commodities it produces; namely natural gas, light and medium crude oil and NGLs, Pelican Lake heavy crude oil, primary heavy crude oil, bitumen (thermal oil) and SCO.

Crude oil and NGLs production for the six months ended June 30, 2012 increased 23% to 432,993 bbl/d from 353,433 bbl/d for the six months ended June 30, 2011. Crude oil and NGLs production for the second quarter of 2012 increased 34% to 470,523 bbl/d from 349,915 bbl/d for the second quarter of 2011 and increased 19% from 395,461 bbl/d for the first quarter of 2012. The increase in production from the comparable periods was primarily related to increased production at Horizon, the impact of a strong heavy crude oil drilling program, and the cyclic nature of the Company’s thermal operations. Crude oil and NGLs production in the second quarter of 2012 was within the Company’s previously issued guidance of 453,000 to 482,000 bbl/d.

Natural gas production for the six months ended June 30, 2012 increased by 2% to 1,277 MMcf/d from 1,248 MMcf/d for the six months ended June 30, 2011. Natural gas production for the second quarter of 2012 increased by 1% to 1,255 MMcf/d from 1,240 MMcf/d from the second quarter of 2011 and decreased by 4% from 1,302 MMcf/d for the first quarter of 2012. The increase in natural gas production from the comparable periods in 2011 reflects the impact of natural gas producing properties acquired during 2011. The decrease in natural gas production for the second quarter of 2012 from the first quarter of 2012 was primarily a result of expected production declines due to the allocation of capital to higher return crude oil projects, which continue to result in a strategic reduction of natural gas drilling activity. The Company shut in approximately 20 MMcf/d of natural gas production in 2012 and overall has shut in 40 MMcf/d due to the decrease in natural gas prices. Natural gas production in the second quarter of 2012 was within the Company’s previously issued guidance of 1,250 to 1,270 MMcf/d.

For 2012, annual production guidance is targeted to average between 454,000 and 474,000 bbl/d of crude oil and NGLs and between 1,220 and 1,235 MMcf/d of natural gas. Third quarter 2012 production guidance is targeted to average between 451,000 and 480,000 bbl/d of crude oil and NGLs and between 1,170 and 1,190 MMcf/d of natural gas.

Canadian Natural Resources Limited	17

North America – Exploration and Production

North America crude oil and NGLs production for the six months ended June 30, 2012 increased 6% to average 311,048 bbl/d from 292,938 bbl/d for the six months ended June 30, 2011. For the second quarter of 2012, crude oil and NGLs production increased 7% to average 316,483 bbl/d compared with 295,715 bbl/d for the second quarter of 2011 and increased 4% from 305,613 bbl/d for the first quarter of 2012. Increases in crude oil and NGLs production from comparable periods were primarily due to the impact of a strong heavy crude oil drilling program. The increase in crude oil production for the second quarter was also impacted by the cyclic nature of the Company’s thermal operations. Production of crude oil and NGLs was within the Company’s previously issued guidance of 312,000 bbl/d to 325,000 bbl/d for the second quarter of 2012. Third quarter 2012 production guidance is targeted to average between 322,000 and 335,000 bbl/d of crude oil and NGLs.

Natural gas production for the six months ended June 30, 2012 increased 3% to 1,255 MMcf/d compared with 1,221 MMcf/d for the six months ended June 30, 2011. Natural gas production increased 1% to 1,230 MMcf/d for the second quarter of 2012 compared with 1,218 MMcf/d in the second quarter of 2011 and decreased 4% compared with 1,281 MMcf/d in the first quarter of 2012. Natural gas production for the six months ended June 30, 2012 increased from the comparable period in 2011 due to the impact of natural gas producing properties acquired during 2011. The decrease in natural gas production for the second quarter of 2012 from the first quarter of 2012 was primarily a result of expected production declines due to the allocation of capital to higher return crude oil projects, which continue to result in a strategic reduction of natural gas drilling activity. The Company has reduced its drilling activities and shut in approximately 40 MMcf/d of gas volumes due to the decline in natural gas prices.

North America – Oil Sands Mining and Upgrading

Production averaged 80,957 bbl/d for the six months ended June 30, 2012 from 3,615 bbl/d for the six months ended June 30, 2011. For the second quarter of 2012, SCO production averaged a record 115,823 bbl/d compared with no production for the second quarter of 2011 and 46,090 bbl/d for the first quarter of 2012, related to suspension of production during these periods.

On March 13, 2012 the Company successfully and safely completed the unplanned maintenance on the fractionating unit in the primary upgrading facility. The positive impact of the third ore preparation plant (“OPP”) and continued emphasis on safe, steady and reliable operations resulted in strong operational performance across Horizon, with production exceeding the Company’s previously issued guidance of between 105,000 and 115,000 bbl/d of SCO for the second quarter of 2012.

North Sea

North Sea crude oil production for the six months ended June 30, 2012 decreased 39% to 20,333 bbl/d from 33,480 bbl/d for the six months ended June 30, 2011. Second quarter 2012 North Sea crude oil production decreased 46% to 17,619 bbl/d from 32,866 bbl/d for the second quarter of 2011, and decreased 24% from 23,046 bbl/d for the first quarter of 2012. The decrease in production volumes from the comparable periods in 2011 was primarily due to a 20- day shut in of the third-party operated pipeline to Sullom Voe for unplanned maintenance, which caused all Ninian and associated fields to be shut in, the suspension of production at Banff/Kyle, and natural field declines due to curtailment of development activities in the North Sea as a result of corporate tax increases that were enacted in 2011. The decrease in production volumes from the first quarter of 2012 was the result of the temporary shut in of the third-party operated pipeline. In December 2011, the Banff Floating Production, Storage and Offloading Vessel (“FPSO”) and subsea infrastructure suffered storm damage. Operations at Banff/Kyle, with combined net production of approximately 3,500 bbl/d, were suspended and appropriate shut-down procedures were activated. The FPSO and associated floating storage unit have subsequently been removed from the field. The extent of the damage, including associated costs and related property damage, are not expected to be significant. The timing of returning to the field is currently being assessed.

Offshore Africa

Offshore Africa crude oil production decreased 12% to 20,655 bbl/d for the six months ended June 30, 2012 from 23,400 bbl/d for the six months ended June 30, 2011. Second quarter crude oil production averaged 20,598 bbl/d, decreasing 3% from 21,334 bbl/d for the second quarter of 2011, and was comparable to 20,712 bbl/d in the first quarter of 2012. The decrease in production volumes from the comparable periods in 2011 was due to natural field declines.

18	Canadian Natural Resources Limited

International Guidance

The Company’s North Sea and Offshore Africa second quarter 2012 crude oil and NGLs production was within the Company’s previously issued guidance of 36,000 to 42,000 bbl/d. Third quarter 2012 production guidance is targeted to average between 34,000 and 40,000 bbl/d of crude oil.

Crude Oil Inventory Volumes

The Company recognizes revenue on its crude oil production when title transfers to the customer and delivery has taken place. Revenue has not been recognized on crude oil volumes that were stored in various tanks, pipelines, or floating production, storage and offloading vessels, as follows:

(bbl)	Jun 30 2012	Mar 31 2012	Dec 31 2011
North America – Exploration and Production	587,765	621,277	557,475
North America – Oil Sands Mining and Upgrading (SCO)	1,077,734	1,053,025	1,021,236
North Sea	–	84,112	286,633
Offshore Africa	678,540	853,074	527,312
	2,344,039	2,611,488	2,392,656

OPERATING HIGHLIGHTS – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Crude oil and NGLs ($/bbl) (1)
Sales price (2)	$69.99	$80.08	$82.58	$74.95	$75.25
Royalties	9.18	13.08	11.62	11.10	11.03
Production expense	16.66	16.78	15.38	16.72	14.84
Netback	$44.15	$50.22	$55.58	$47.13	$49.38
Natural gas ($/Mcf) (1)
Sales price (2)	$1.90	$2.47	$3.83	$2.19	$3.83
Royalties	0.05	0.05	0.24	0.05	0.19
Production expense	1.15	1.34	1.11	1.25	1.14
Netback	$0.70	$1.08	$2.48	$0.89	$2.50
Barrels of oil equivalent ($/BOE) (1)
Sales price (2)	$49.17	$55.21	$60.77	$52.18	$56.04
Royalties	5.93	8.23	7.83	7.08	7.35
Production expense	13.06	13.43	12.12	13.24	11.85
Netback	$30.18	$33.55	$40.82	$31.86	$36.84
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of transportation and blending costs and excluding risk management activities.

Canadian Natural Resources Limited	19

PRODUCT PRICES – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Crude oil and NGLs ($/bbl) (1) (2)
North America	$65.10	$74.27	$77.62	$69.60	$69.92
North Sea	$108.22	$117.03	$112.32	$113.24	$107.75
Offshore Africa	$106.30	$128.94	$110.42	$116.09	$102.56
Company average	$69.99	$80.08	$82.58	$74.95	$75.25

Natural gas ($/Mcf) (1) (2)
North America	$1.73	$2.36	$3.76	$2.05	$3.76
North Sea	$3.98	$4.11	$5.19	$4.07	$4.29
Offshore Africa	$10.54	$9.85	$8.83	$10.24	$7.94
Company average	$1.90	$2.47	$3.83	$2.19	$3.83

Company average ($/BOE) (1) (2)	$49.17	$55.21	$60.77	$52.18	$56.04
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of transportation and blending costs and excluding risk management activities.

North America

North America realized crude oil prices averaged $69.60 per bbl for the six months ended June 30, 2012 and were comparable with $69.92 per bbl for the six months ended June 30, 2011. North America realized crude oil prices averaged $65.10 per bbl for the second quarter of 2012, a decrease of 16% compared with $77.62 per bbl for the second quarter of 2011 and a decrease of 12% compared with $74.27 per bbl for the first quarter of 2012. The decrease in prices for the second quarter of 2012 from the comparable periods was primarily a result of lower benchmark WTI pricing and the widening of the WCS Heavy Differential, partially offset by the impact of a weaker Canadian dollar relative to the US dollar. The Company continues to focus on its crude oil blending marketing strategy, and in the second quarter of 2012 contributed approximately 154,000 bbl/d of heavy crude oil blends to the WCS stream.

In the first quarter of 2011, the Company announced that it had entered into a partnership agreement with North West Upgrading Inc. to move forward with detailed engineering regarding the construction and operation of a bitumen upgrader refinery near Redwater, Alberta. In addition, the partnership has entered into a 30 year fee-for-service tolling agreement to process bitumen supplied by the Company and the Government of Alberta under the Bitumen Royalty In Kind initiative. Project development is dependent upon completion of detailed engineering and final project sanction by the partnership and its partners and approval of the final tolls. Board sanction is currently targeted in 2012.

North America realized natural gas prices decreased 45% to average $2.05 per Mcf for the six months ended June 30, 2012 from $3.76 per Mcf for the six months ended June 30, 2011. North America realized natural gas prices decreased 54% to average $1.73 per Mcf for the second quarter of 2012 compared with $3.76 per Mcf in the second quarter of 2011, and decreased 27% compared with $2.36 per Mcf for the first quarter of 2012. The decrease in natural gas prices from the comparable periods was primarily due to lower NYMEX and AECO benchmark pricing related to the impact of strong supply from US shale projects and the effects of a warmer than normal winter.

20	Canadian Natural Resources Limited

Comparisons of the prices received in North America Exploration and Production by product type were as follows:

(Quarterly Average)	Jun 30 2012	Mar 31 2012	Jun 30 2011
Wellhead Price (1) (2)
Light and medium crude oil and NGLs ($/bbl)	$69.75	$76.34	$86.49
Pelican Lake heavy crude oil ($/bbl)	$63.07	$74.16	$74.95
Primary heavy crude oil ($/bbl)	$63.69	$72.84	$75.85
Bitumen (thermal oil) ($/bbl)	$64.65	$74.76	$75.73
Natural gas ($/Mcf)	$1.73	$2.36	$3.76
(1)	Amounts expressed on a per unit basis are based on sales volumes.
(2)	Net of transportation and blending costs and excluding risk management activities.

North Sea

North Sea realized crude oil prices increased 5% to average $113.24 per bbl for the six months ended June 30, 2012 from $107.75 per bbl for the six months ended June 30, 2011. Realized crude oil prices averaged $108.22 per bbl for the second quarter of 2012, a decrease of 4% from $112.32 per bbl for the second quarter of 2011, and 8% from $117.03 per bbl for the first quarter of 2012. The increase in realized crude oil prices in the North Sea for the six months ended June 30, 2012 from the comparable period in 2011 was primarily the result of higher Brent benchmark pricing and fluctuations in the Canadian dollar. The decreases in realized crude oil prices in the North Sea for the three months ended June 30, 2012 from the comparable periods were primarily the result of lower Brent benchmark pricing and the timing of liftings, partially offset by the weaker Canadian dollar.

Offshore Africa

Offshore Africa realized crude oil prices increased 13% to average $116.09 per bbl for the six months ended June 30, 2012 from $102.56 per bbl for the six months ended June 30, 2011. Realized crude oil prices decreased 4% to average $106.30 per bbl for the second quarter of 2012 from $110.42 per bbl for the second quarter of 2011, and 18% from $128.94 per bbl for the first quarter of 2012. The increase in realized crude oil prices in Offshore Africa for the six months ended June 30, 2012 from the comparable period in 2011 was primarily the result of higher Brent benchmark pricing and the timing of liftings, together with the impact of fluctuations in the Canadian dollar. The decreases in realized crude oil prices in Offshore Africa for the three months ended June 30, 2012 from the comparable periods were primarily the result of lower Brent benchmark pricing, partially offset by the weaker Canadian dollar.

Canadian Natural Resources Limited	21

ROYALTIES – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Crude oil and NGLs ($/bbl) (1)
North America	$8.33	$13.75	$13.53	$10.99	$12.57
North Sea	$0.26	$0.30	$0.25	$0.28	$0.26
Offshore Africa	$28.63	$20.01	$0.71	$24.90	$5.40
Company average	$9.18	$13.08	$11.62	$11.10	$11.03

Natural gas ($/Mcf) (1)
North America	$0.02	$0.03	$0.23	$0.02	$0.18
Offshore Africa	$1.86	$1.53	$1.07	$1.72	$1.01
Company average	$0.05	$0.05	$0.24	$0.05	$0.19

Company average ($/BOE) (1)	$5.93	$8.23	$7.83	$7.08	$7.35
(1)	Amounts expressed on a per unit basis are based on sales volumes.

North America

North America crude oil and natural gas royalties for the six months ended June 30, 2012 compared with the six months ended June 30, 2011 reflected decreases in benchmark commodity prices.

Crude oil and NGLs royalties averaged approximately 13% of product sales for the second quarter of 2012 compared with 17% for the second quarter of 2011 and 19% for the first quarter of 2012. The decrease in royalties from the comparable periods was due to lower bitumen prices. Crude oil and NGLs royalties per bbl are anticipated to average 15% to 17% of product sales for 2012.

Natural gas royalties averaged approximately 1% of product sales for the first and second quarters of 2012 compared with 6% for the second quarter of 2011. The decrease in natural gas royalty rates from the second quarter of 2011 was due to the decline in realized natural gas prices. Natural gas royalties are anticipated to average 1% to 2% of product sales for 2012.

Offshore Africa

Under the terms of the various Production Sharing Contracts, royalty rates fluctuate based on realized commodity pricing, capital costs, the status of payouts, and the timing of liftings from each field.

Royalty rates as a percentage of product sales averaged approximately 26% for the second quarter of 2012 compared with 1% for the second quarter of 2011 and 16% for the first quarter of 2012. The increase in royalty rates from the comparable periods was due to higher crude oil prices during the year, adjustments to royalties and the payout of the Baobab field in May 2011.

Offshore Africa royalty rates are anticipated to average 20% to 25% of product sales for 2012.

22	Canadian Natural Resources Limited

PRODUCTION EXPENSE – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Crude oil and NGLs ($/bbl) (1)
North America	$13.10	$15.40	$12.86	$14.23	$12.57
North Sea	$68.32	$36.53	$34.20	$50.21	$32.46
Offshore Africa	$22.94	$12.17	$21.36	$18.29	$20.04
Company average	$16.66	$16.78	$15.38	$16.72	$14.84

Natural gas ($/Mcf) (1)
North America	$1.13	$1.33	$1.09	$1.24	$1.12
North Sea	$3.89	$3.98	$2.61	$3.94	$2.63
Offshore Africa	$1.78	$1.76	$2.35	$1.77	$1.69
Company average	$1.15	$1.34	$1.11	$1.25	$1.14

Company average ($/BOE) (1)	$13.06	$13.43	$12.12	$13.24	$11.85
(1)	Amounts expressed on a per unit basis are based on sales volumes.

North America

North America crude oil and NGLs production expense for the six months ended June 30, 2012 increased 13% to $14.23 per bbl from $12.57 per bbl for the six months ended June 30, 2011. North America crude oil and NGLs production expense for the second quarter of 2012 increased 2% to $13.10 per bbl from $12.86 per bbl for the second quarter of 2011 and decreased 15% from $15.40 per bbl for the first quarter of 2012. The increase in production expense for the three and six months ended June 30, 2012 from the comparable periods in 2011 was a result of higher overall service costs relating to heavy crude oil production. The decrease in production expense from the first quarter of 2012 was a result of lower primary heavy oil costs and the timing of thermal steam cycles, together with lower normal seasonal costs. North America crude oil and NGLs production expense is anticipated to average $11.00 to $13.00 per bbl for 2012.

North America natural gas production expense for the six months ended June 30, 2012 increased 11% to $1.24 per Mcf from $1.12 per Mcf for the six months ended June 30, 2011. North America natural gas production expense for the second quarter of 2012 increased 4% to $1.13 per Mcf from $1.09 per Mcf for the second quarter of 2011, and decreased 15% from $1.33 per Mcf for the first quarter of 2012. Natural gas production expense for the three and six months ended June 30, 2012 increased from the comparable periods in 2011 due to the impact of shut-in production and the acquisitions of natural gas producing properties that have higher operating costs per Mcf than the Company’s existing properties. These acquisitions closed late in the fourth quarter of 2011 and costs are expected to decline once the acquisitions are fully integrated into the Company’s operations. Natural gas production expense decreased in the second quarter of 2012 compared to the prior quarter due to normal seasonality. North America natural gas production expense is anticipated to average $1.15 to $1.20 per Mcf for 2012.

Canadian Natural Resources Limited	23

North Sea

North Sea crude oil production expense for the six months ended June 30, 2012 increased 55% to $50.21 per bbl from $32.46 per bbl for the six months ended June 30, 2011. North Sea crude oil production expense for the second quarter of 2012 increased to $68.32 per bbl from $34.20 per bbl for the second quarter of 2011, and increased 87% from $36.53 per bbl the first quarter of 2012. Production expense increased on a per barrel basis from the comparable periods due to lower production volumes on relatively fixed costs, partially related to the 20 day shut in of the third-party operated pipeline to Sullom Voe, and higher maintenance costs. North Sea crude oil production expense is anticipated to average $48.00 to $52.00 per bbl for 2012.

Offshore Africa

Offshore Africa crude oil production expense decreased 9% to $18.29 per bbl from $20.04 per bbl for the six months ended June 30, 2012. Offshore Africa crude oil production expense for the second quarter of 2012 averaged $22.94 per bbl, an increase of 7% compared with $21.36 per bbl for the second quarter of 2011 and an increase of 88% compared with $12.17 per bbl for the first quarter of 2012. Production expense for the three and six months ended June 30, 2012 fluctuated from the comparable periods as a result of the timing of liftings from various fields, which have different cost structures. Offshore Africa crude oil production expense is anticipated to average $26.50 to $28.50 per bbl for 2012.

DEPLETION, DEPRECIATION AND AMORTIZATION – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Expense ($ millions)	$936	$910	$835	$1,846	$1,659
$/BOE (1)	$18.13	$17.73	$16.60	$17.93	$16.46
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Depletion, depreciation and amortization expense increased for the six months ended June 30, 2012 compared with 2011 due to higher sales volumes in North America associated with heavy oil drilling and the impact of higher future development costs.

ASSET RETIREMENT OBLIGATION ACCRETION – EXPLORATION AND PRODUCTION

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Expense ($ millions)	$30	$29	$26	$59	$54
$/BOE (1)	$0.59	$0.56	$0.52	$0.58	$0.54
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.

OPERATING HIGHLIGHTS – OIL SANDS MINING AND UPGRADING

OPERATIONS UPDATE

On March 13, 2012 the Company successfully and safely completed the unplanned maintenance on the fractionating unit in the primary upgrading facility. The positive impact of the third OPP and continued emphasis on safe, steady and reliable operations resulted in strong operational performance across Horizon, with production exceeding the Company’s previously issued guidance of between 105,000 and 115,000 bbl/d of SCO.

24	Canadian Natural Resources Limited

PRODUCT PRICES AND ROYALTIES – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($/bbl) (1)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
SCO sales price (2)	$88.11	$97.09	$–	$91.84	$82.93
Bitumen value for royalty purposes (3)	$59.83	$64.37	$69.88	$62.10	$60.50
Bitumen royalties (4)	$5.20	$5.16	$–	$5.19	$4.14
(1)	Amounts expressed on a per unit basis are based on sales volumes excluding the period during suspension of production.
(2)	Net of transportation.
(3)	Calculated as the simple average of the monthly bitumen valuation methodology price.
(4)	Calculated based on actual bitumen royalties expensed during the period; divided by the corresponding SCO sales volumes.

Realized SCO sales prices averaged $91.84 per bbl for the six months ended June 30, 2012. Realized SCO sales prices averaged $88.11 per bbl for the second quarter of 2012, a decrease of 9% compared with $97.09 per bbl for the first quarter of 2012, reflecting the relative changes in WTI and Brent benchmark pricing.

PRODUCTION COSTS – OIL SANDS MINING AND UPGRADING

The following tables are reconciled to the Oil Sands Mining and Upgrading production costs disclosed in the Company’s unaudited interim consolidated financial statements.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Cash production costs	$388	$346	$221	$734	$477
Less: costs incurred during the period of suspension of production	–	(154)	(221)	(154)	(430)
Adjusted cash production costs	$388	$192	$–	$580	$47
Adjusted cash production costs, excluding natural gas costs	$362	$177	$–	$539	$42
Adjusted natural gas costs	26	15	–	41	5
Adjusted cash production costs	$388	$192	$–	$580	$47

	Three Months Ended			Six Months Ended
($/bbl) (1)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Adjusted cash production costs, excluding natural gas costs	$34.45	$42.70	$–	$36.79	$41.38
Adjusted natural gas costs	2.53	3.54	–	2.82	4.31
Adjusted cash production costs	$36.98	$46.24	$–	$39.61	$45.69
Sales (bbl/d)	115,552	45,741	–	80,646	5,657
(1)	Amounts expressed on a per unit basis are based on sales volumes excluding the period during suspension of production.

Adjusted cash production costs averaged $39.61 per bbl for the six months ended June 30, 2012 compared with $45.69 per bbl for the six months ended June 30, 2011. Cash production costs for the second quarter of 2012 averaged $36.98 per bbl, a decrease of 20% compared with adjusted cash production costs of $46.24 per bbl in the first quarter of 2012. The decrease in cash production costs per bbl from the comparable periods was primarily due to steady and reliable production during the second quarter of 2012.

Canadian Natural Resources Limited	25

DEPLETION, DEPRECIATION AND AMORTIZATION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Depletion, depreciation and amortization	$146	$63	$33	$209	$56
Less: depreciation incurred during the period of suspension of production	–	(6)	(33)	(6)	(43)
Adjusted depletion, depreciation and amortization	$146	$57	$–	$203	$13
$/bbl (1)	$13.84	$13.81	$–	$13.83	$12.37
(1)	Amounts expressed on a per unit basis are based on sales volumes excluding the period during suspension of production.

Depletion, depreciation and amortization expense for the three and six months ended June 30, 2012 increased from the comparable periods primarily due to higher sales volumes.

ASSET RETIREMENT OBLIGATION ACCRETION – OIL SANDS MINING AND UPGRADING

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Expense	$8	$8	$5	$16	$10
$/bbl (1)	$0.76	$1.91	$–	$1.08	$–
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Asset retirement obligation accretion expense represents the increase in the carrying amount of the asset retirement obligation due to the passage of time.

MIDSTREAM

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Revenue	$22	$21	$21	$43	$43
Production expense	7	7	5	14	12
Midstream cash flow	15	14	16	29	31
Depreciation	2	2	2	4	4
Segment earnings before taxes	$13	$12	$14	$25	$27

Midstream operating results were consistent with the comparable periods.

ADMINISTRATION EXPENSE

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Expense	$77	$65	$69	$142	$123
$/BOE (1)	$1.24	$1.17	$1.38	$1.20	$1.21
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Administration expense for the three and six months ended June 30, 2012 increased from the comparable periods primarily due to higher staffing related costs.

26	Canadian Natural Resources Limited

SHARE-BASED COMPENSATION

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Recovery	$(115)	$(107)	$(188)	$(222)	$(60)

The Company’s stock option plan provides current employees with the right to receive common shares or a direct cash payment in exchange for stock options surrendered.

The Company recorded a $222 million share-based compensation recovery for the six months ended June 30, 2012, primarily as a result of remeasurement of the fair value of outstanding stock options at the end of the period related to a decrease in the Company’s share price, offset by normal course graded vesting of stock options granted in prior periods and the impact of vested stock options exercised or surrendered during the period. For the six months ended June 30, 2012, a $15 million recovery was recognized in respect of capitalized share-based compensation to Oil Sands Mining and Upgrading (June 30, 2011 – $2 million recovery).

For the six months ended June 30, 2012, the Company paid $7 million for stock options surrendered for cash settlement (June 30, 2011 – $11 million).

INTEREST AND OTHER FINANCING COSTS

	Three Months Ended			Six Months Ended
($ millions, except per BOE amounts)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Expense, gross	$114	$114	$112	$228	$217
Less: capitalized interest	21	18	13	39	24
Expense, net	$93	$96	$99	$189	$193
$/BOE (1)	$1.50	$1.72	$1.97	$1.61	$1.90
Average effective interest rate	4.8%	4.8%	4.7%	4.8%	4.7%
(1)	Amounts expressed on a per unit basis are based on sales volumes.

Gross interest and other financing costs for the six months ended June 30, 2012 increased compared with 2011 due to higher average US dollar debt levels and the impact of a weaker Canadian dollar related to US dollar interest, partially offset by lower average interest rates on fixed rate debt. Gross interest and other financing costs for the three months ended June 30, 2012 was comparable to prior periods. Capitalized interest for the six months ended June 30, 2012 related to Horizon Phase 2/3 expansions and the Kirby Projects.

Canadian Natural Resources Limited	27

RISK MANAGEMENT ACTIVITIES

The Company utilizes various derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These derivative financial instruments are not intended for trading or speculative purposes.

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Crude oil and NGLs financial instruments	$19	$9	$37	$28	$64
Foreign currency contracts and interest rate swaps	(80)	85	(3)	5	40
Realized (gain) loss	(61)	94	34	33	104

Crude oil and NGLs financial instruments	(180)	96	(135)	(84)	(68)
Foreign currency contracts and interest rate swaps	36	(36)	17	–	4
Unrealized (gain) loss	(144)	60	(118)	(84)	(64)
Net (gain) loss	$(205)	$154	$(84)	$(51)	$40

Complete details related to outstanding derivative financial instruments at June 30, 2012 are disclosed in note 13 to the Company’s unaudited interim consolidated financial statements.

The Company recorded a net unrealized gain of $84 million ($63 million after-tax) on its risk management activities for the six months ended June 30, 2012, including an unrealized gain of $144 million ($103 million after-tax) for the second quarter of 2012 (March 31, 2012 – unrealized loss of $60 million; $40 million after-tax; June 30, 2011 – unrealized gain of $118 million; $87 million after-tax), primarily due to changes in crude oil forward pricing and the reversal of prior period unrealized gains and losses related to crude oil and foreign currency contracts.

FOREIGN EXCHANGE

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Net realized (gain) loss	$(9)	$6	$(4)	$(3)	$18
Net unrealized loss (gain) (1)	71	(60)	(33)	11	(122)
Net loss (gain)	$62	$(54)	$(37)	$8	$(104)
(1)	Amounts are reported net of the hedging effect of cross currency swaps.

The net realized foreign exchange loss for the six months ended June 30, 2012 was primarily due to foreign exchange rate fluctuations on settlement of working capital items denominated in US dollars or UK pounds sterling. The net unrealized foreign exchange loss for the six months ended June 30, 2012 was primarily related to the weakening of the Canadian dollar with respect to US dollar debt. The net unrealized loss (gain) for each of the periods presented included the impact of cross currency swaps (six months ended June 30, 2012 – unrealized gain of $5 million; March 31, 2012 – unrealized loss of $42 million; six months ended June 30, 2011 – unrealized loss of $64 million). The Canadian dollar ended the second quarter at US$0.9813 (March 31, 2012 – US$1.0009; June 30, 2011 – US$1.0370).

28	Canadian Natural Resources Limited

INCOME TAXES

	Three Months Ended			Six Months Ended
($ millions, except income tax rates)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
North America (1)	$124	$113	$79	$237	$170
North Sea	19	45	70	64	116
Offshore Africa	64	36	24	100	44
PRT expense – North Sea	1	31	46	32	54
Other taxes	5	6	6	11	12
Current income tax	213	231	225	444	396
Deferred income tax expense (recovery)	59	(48)	55	11	98
Deferred PRT expense (recovery) – North Sea	3	(4)	2	(1)	12
Deferred income tax expense (recovery)	62	(52)	57	10	110
	275	179	282	454	506
Income tax rate and other legislative changes (2)	–	–	–	–	(104)
	$275	$179	$282	$454	$402
Effective income tax rate on adjusted net earnings from operations (3)	27.1%	35.6%	24.1%	30.1%	26.6%
(1)	Includes North America Exploration and Production, Midstream, and Oil Sands Mining and Upgrading segments.
(2)
Deferred income tax expense in the first quarter of 2011 included a charge of $104 million related to enacted changes in the UK to increase the corporate income tax rate charged on profits from UK North Sea crude oil and natural gas production from 50% to 62%.

(3)	Excludes the impact of current and deferred PRT expense and other current income tax expense.

The fluctuations in the effective income tax rate on adjusted net earnings for the three and six months ended June 30, 2012 from the comparable periods was primarily due to the impact of the temporary suspension and subsequent reinstatement of production at Horizon in the first quarter of 2012.

During 2011, the Canadian Federal government enacted legislation to implement several taxation changes. These changes include a requirement that, beginning in 2012, partnership income must be included in the taxable income of each corporate partner based on the tax year of the partner, rather than the fiscal year of the partnership. The legislation includes a five-year transition provision and has no impact on net earnings.

During the first quarter of 2011, the UK government enacted an increase to the supplementary income tax rate charged on profits from UK North Sea crude oil and natural gas production, increasing the combined corporate and supplementary income tax rate from 50% to 62%. As a result of the income tax rate change, the Company’s deferred income tax liability was increased by $104 million as at March 31, 2011.

Subsequent to June 30, 2012, the UK government enacted legislation to restrict the combined corporate and supplementary income tax rate relief on decommissioning expenditures to 50%. This income tax rate change will result in an increase in the Company’s deferred income tax liability of approximately $58 million.

The Company files income tax returns in the various jurisdictions in which it operates. These tax returns are subject to periodic examinations in the normal course by the applicable tax authorities. The tax returns as prepared may include filing positions that could be subject to differing interpretations of applicable tax laws and regulations, which may take several years to resolve. The Company does not believe the ultimate resolution of these matters will have a material impact upon the Company’s results of operations, financial position or liquidity.

For 2012, based on budgeted prices and the current availability of tax pools, the Company expects to incur current income tax expense of $515 million to $615 million in Canada and $240 million to $340 million in the North Sea and Offshore Africa.

Canadian Natural Resources Limited	29

NET CAPITAL EXPENDITURES (1)

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Exploration and Evaluation
Net expenditures	$32	$208	$41	$240	$115
Property, Plant and Equipment
Net property acquisitions	7	38	265	45	489
Well drilling, completion and equipping	352	499	284	851	856
Production and related facilities	445	505	379	950	795
Capitalized interest and other (2)	30	30	30	60	50
Net expenditures	834	1,072	958	1,906	2,190
Total Exploration and Production	866	1,280	999	2,146	2,305
Oil Sands Mining and Upgrading
Horizon Phases 2/3 construction costs	346	192	115	538	205
Sustaining capital	51	37	50	88	74
Turnaround costs	3	2	24	5	79
Capitalized interest and other (2)	5	3	(2)	8	18
Total Oil Sands Mining and Upgrading	405	234	187	639	376
Horizon coker rebuild and collateral damage costs (3)	–	–	183	–	309
Midstream	4	1	1	5	4
Abandonments (4)	39	76	29	115	93
Head office	10	5	6	15	12
Total net capital expenditures	$1,324	$1,596	$1,405	$2,920	$3,099
By segment
North America	$788	$1,223	$913	$2,011	$2,145
North Sea	66	54	69	120	110
Offshore Africa	12	3	17	15	50
Oil Sands Mining and Upgrading	405	234	370	639	685
Midstream	4	1	1	5	4
Abandonments (4)	39	76	29	115	93
Head office	10	5	6	15	12
Total	$1,324	$1,596	$1,405	$2,920	$3,099
(1)	The net capital expenditures exclude adjustments related to differences between carrying amounts and tax values, and other fair value adjustments.
(2)	Capitalized interest and other includes expenditures related to land acquisition and retention, seismic, and other adjustments.
(3)
During 2011, the Company recognized $393 million of property damage insurance recoveries (see note 7 to the interim consolidated financial statements), offsetting the costs incurred related to the coker rebuild and collateral damage costs.

(4)	Abandonments represent expenditures to settle asset retirement obligations and have been reflected as capital expenditures in this table.

30	Canadian Natural Resources Limited

The Company’s strategy is focused on building a diversified asset base that is balanced among various products. In order to facilitate efficient operations, the Company concentrates its activities in core areas. The Company focuses on maintaining its land inventories to enable the continuous exploitation of play types and geological trends, greatly reducing overall exploration risk. By owning associated infrastructure, the Company is able to maximize utilization of its production facilities, thereby increasing control over production costs.

Net capital expenditures for the six months ended June 30, 2012 were $2,920 million compared with $3,099 million for the six months ended June 30, 2011. Net capital expenditures for the second quarter of 2012 were $1,324 million compared with $1,405 million for the second quarter of 2011 and $1,596 million for the first quarter of 2012.

Excluding the Horizon coker rebuild and collateral damage costs incurred in 2011, the increase in capital expenditures for the six months ended June 30, 2012 from 2011 was primarily due to the ramp up of Horizon field construction activity, partially offset by lower net property acquisition costs. The decrease in capital expenditures for the three months ended June 30, 2012 from the first quarter of 2012 was primarily due to lower stratigraphic well drilling and decreased natural gas well drilling and completion costs, as well as lower equipping costs related to the primary heavy oil drilling program. These decreases were partially offset by the ramp up of Horizon field construction activity.

Drilling Activity (number of wells)

	Three Months Ended			Six Months Ended
	Jun 30 2012	Mar 31 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Net successful natural gas wells	4	19	10	23	35
Net successful crude oil wells (1)	266	278	177	544	456
Dry wells	2	6	5	8	21
Stratigraphic test / service wells	5	584	19	589	520
Total	277	887	211	1,164	1,032
Success rate (excluding stratigraphic test / service wells)	99%	98%	97%	99%	96%
(1)	Includes bitumen wells.

North America

North America, excluding Oil Sands Mining and Upgrading, accounted for approximately 73% of the total capital expenditures for the six months ended June 30, 2012, and 2011.

During the second quarter of 2012, the Company targeted 4 net natural gas wells, including 3 wells in Northeast British Columbia and 1 well in Northwest Alberta. The Company also targeted 268 net crude oil wells. The majority of these wells were concentrated in the Company’s Northern Plains region where 186 primary heavy crude oil wells, 29 Pelican Lake heavy crude oil wells and 37 bitumen (thermal oil) wells were drilled. Another 16 wells targeting light crude oil were drilled outside the Northern Plains region.

Overall Primrose thermal production for the second quarter of 2012 averaged approximately 94,000 bbl/d compared with approximately 106,000 bbl/d for the second quarter of 2011 and approximately 80,000 bbl/d for the first quarter of 2012. Production volumes were in line with expectations due to the cyclic nature of thermal production at Primrose. As part of the phased expansion of its in situ Oil Sands assets, the Company is continuing to develop its Primrose thermal projects. Additional pad drilling was completed and drilled on budget, with these wells coming on production in 2012.

The next planned phase of the Company’s in situ Oil Sands assets expansion is the Kirby South Phase 1 Project. During the third quarter of 2010, the Company received final regulatory approval for Phase 1 of the Project. During the fourth quarter of 2010, the Company’s Board of Directors sanctioned Kirby South Phase 1. Construction has commenced, with first steam targeted in 2013. Drilling has been completed on the third of seven pads and is progressing on the fourth pad.

Development of the tertiary recovery conversion projects at Pelican Lake continued and 29 horizontal wells were drilled during the quarter. Pelican Lake production averaged approximately 37,000 bbl/d for the second quarter of 2012 compared with 35,000 bbl/d for the second quarter of 2011 and 39,000 bbl/d for the first quarter of 2012.

Canadian Natural Resources Limited	31

For the third quarter of 2012, the Company’s overall planned drilling activity in North America is expected to be 290 net crude oil wells, 42 net bitumen wells and 9 net natural gas wells, excluding stratigraphic and service wells.

Oil Sands Mining and Upgrading

Phase 2/3 expansion activity in the second quarter of 2012 was focused on the field construction of the gas recovery unit, sulphur recovery unit, butane treatment unit, coker expansion, and extraction trains 3 and 4. Engineering related to the hydrogen unit, vacuum distillation unit, distillation recovery unit, and permanent camp commenced in the second quarter of 2012. Key contracts awarded in the second quarter of 2012 were related to the vacuum distillation unit, distillation recovery unit and permanent camp.

North Sea

In December 2011, the Banff FPSO and subsea infrastructure suffered storm damage. Operations at Banff/Kyle, with combined net production of approximately 3,500 bbl/d, were suspended. The FPSO and associated floating storage unit were subsequently removed from the field. All personnel on board the FPSO were safe and accounted for. The extent of the damage, including associated costs and related property damage, are not expected to be significant. The timing of returning to the field is currently being assessed.

In March 2011, the UK government enacted an increase to the corporate income tax rate charged on profits from UK North Sea crude oil and natural gas production from 50% to 62%. As a result of the increase in the corporate income tax rate, the Company’s development activities in the North Sea were reduced. The Company is continuing to high grade all North Sea prospects for potential development opportunities in 2012 and future years.

Offshore Africa

During the fourth quarter of 2011, the Company sanctioned an 8 well drilling program at the Espoir field in Côte d’Ivoire. Preparations are ongoing, targeting commencement of drilling operations in the fourth quarter of 2012.

32	Canadian Natural Resources Limited

LIQUIDITY AND CAPITAL RESOURCES

($ millions, except ratios)	Jun 30 2012	Mar 31 2012	Dec 31 2011	Jun 30 2011
Working capital (deficit) (1)	$(732)	$(1,304)	$(894)	$(1,032)
Long-term debt (2) (3)	$8,522	$8,241	$8,571	$8,624

Share capital	$3,670	$3,674	$3,507	$3,425
Retained earnings	20,193	19,656	19,365	17,989
Accumulated other comprehensive income	59	59	26	38
Shareholders’ equity	$23,922	$23,389	$22,898	$21,452

Debt to book capitalization (3) (4)	26%	26%	27%	29%
Debt to market capitalization (3) (5)	22%	19%	17%	16%
After-tax return on average common shareholders’ equity (6)	12%	14%	12%	6%
After-tax return on average capital employed (3) (7)	10%	11%	10%	5%
(1)	Calculated as current assets less current liabilities, excluding the current portion of long-term debt.
(2)	Includes the current portion of long-term debt.
(3)	Long-term debt is stated at its carrying value, net of fair value adjustments, original issue discounts and transaction costs.
(4)	Calculated as current and long-term debt; divided by the book value of common shareholders’ equity plus current and long-term debt.
(5)	Calculated as current and long-term debt; divided by the market value of common shareholders’ equity plus current and long-term debt.
(6)	Calculated as net earnings for the twelve month trailing period; as a percentage of average common shareholders’ equity for the period.
(7)	Calculated as net earnings plus after-tax interest and other financing costs for the twelve month trailing period; as a percentage of average capital employed for the period.

At June 30, 2012, the Company’s capital resources consisted primarily of cash flow from operations, available bank credit facilities and access to debt capital markets. Cash flow from operations and the Company’s ability to renew existing bank credit facilities and raise new debt is dependent on factors discussed in the “Risks and Uncertainties” section of the Company’s December 31, 2011 annual MD&A. In addition, the Company’s ability to renew existing bank credit facilities and raise new debt is also dependent upon maintaining an investment grade debt rating and the condition of capital and credit markets. The Company continues to believe that its internally generated cash flow from operations supported by the implementation of its ongoing hedge policy, the flexibility of its capital expenditure programs supported by its multi-year financial plans, its existing bank credit facilities, and its ability to raise new debt on commercially acceptable terms will provide sufficient liquidity to sustain its operations in the short, medium and long term and support its growth strategy. At June 30, 2012, the Company had $4,401 million of available credit under its bank credit facilities.

Over the next 12 months, the Company has maturities of long-term debt aggregating $1,165 million (US$350 million due October 2012, $400 million due January 2013 and US$400 million due February 2013). It is the Company’s intention to retire this indebtedness utilizing cash flow from operations generated in excess of capital expenditures and available bank credit facilities as necessary, while maintaining the ongoing dividend program. On a pro forma basis, reflecting the retirement of this indebtedness, the available credit under its bank credit facilities at June 30, 2012 would amount to $3,236 million.

Canadian Natural Resources Limited	33

During the second quarter of 2012, the $1,500 million revolving syndicated credit facility was extended to June 2016. Additionally, the Company issued $500 million of 3.05% medium-term unsecured notes due June 2019. Proceeds from the securities issued were used to repay bank indebtedness and for general corporate purposes. After issuing these securities, the Company has $2,500 million remaining on its outstanding $3,000 million base shelf prospectus that allows for the issue of medium-term notes in Canada, which expires in November 2013. If issued, these securities will bear interest as determined at the date of issuance.

The Company has US$2,000 million remaining on its outstanding US$3,000 million base shelf prospectus that allows for the issue of US dollar debt securities in the United States, which expires in November 2013. If issued, these securities will bear interest as determined at the date of issuance.

Long-term debt was $8,522 million at June 30, 2012, resulting in a debt to book capitalization ratio of 26% (March 31, 2012 – 26%; June 30, 2011 – 29%). This ratio is below the 35% to 45% internal range utilized by management. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. The Company remains committed to maintaining a strong balance sheet, adequate available liquidity and a flexible capital structure. The Company has hedged a portion of its crude oil production for 2012 and 2013 at prices that protect investment returns to ensure ongoing balance sheet strength and the completion of its capital expenditure programs. Further details related to the Company’s long-term debt at June 30, 2012 are discussed in note 5 to the Company’s unaudited interim consolidated financial statements.

The Company’s commodity hedging policy reduces the risk of volatility in commodity prices and supports the Company’s cash flow for its capital expenditures programs. This policy currently allows for the hedging of up to 60% of the near 12 months budgeted production and up to 40% of the following 13 to 24 months estimated production. For the purpose of this policy, the purchase of put options is in addition to the above parameters. As at August 8, 2012, approximately 50% of currently forecasted 2012 crude oil volumes were hedged using collars and puts. Further details related to the Company’s commodity related derivative financial instruments outstanding at June 30, 2012 are discussed in note 13 to the Company’s unaudited interim consolidated financial statements.

Share Capital

As at June 30, 2012, there were 1,096,497,000 common shares outstanding and 66,073,000 stock options outstanding. As at August 7, 2012, the Company had 1,095,069,000 common shares outstanding and 65,409,000 stock options outstanding.

During the second quarter of 2012, the Company amended its Articles by special resolution of the Shareholders, changing the designation of its Class 1 preferred shares to “Preferred Shares” which may be issuable in series. If issued, the number of shares in each series, and the designation, rights, privileges, restrictions and conditions attached to the shares will be determined by the Board of Directors of the Company.

On March 6, 2012, the Company’s Board of Directors approved an increase in the annual dividend to be paid by the Company to $0.42 per common share for 2012. The increase represents an approximately 17% increase from 2011, recognizing the stability of the Company’s cash flow and providing a return to shareholders. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change.

In April 2012, the Company announced a Normal Course Issuer Bid to purchase, through the facilities of the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), during the twelve month period commencing April 9, 2012 and ending April 8, 2013, up to 55,027,447 common shares.

On March 31, 2011, the Company announced a Normal Course Issuer Bid to purchase, through the facilities of the TSX and the NYSE, during the twelve month period commencing April 6, 2011 and ending April 5, 2012, up to 27,406,131 common shares of the Company.

As at June 30, 2012, 4,621,600 common shares (March 31, 2012 – 692,200 common shares) had been purchased for cancellation at a weighted average price of $29.63 per common share (March 31, 2012 – $33.11 per common share), for a total cost of $137 million (March 31, 2012 – $23 million). Subsequent to June 30, 2012, the Company purchased 1,575,000 common shares at a weighted average price of $26.81 per common share for a total cost of $42 million.

34	Canadian Natural Resources Limited

COMMITMENTS AND OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company has entered into various commitments that will have an impact on the Company’s future operations. As at June 30, 2012, no entities were consolidated under the Standing Interpretations Committee (“SIC”) 12, “Consolidation – Special Purpose Entities”. The following table summarizes the Company’s commitments as at June 30, 2012:

($ millions)	Remaining 2012	2013	2014	2015	2016	Thereafter
Product transportation and pipeline	$119	$212	$201	$189	$125	$889
Offshore equipment operating leases and offshore drilling	$76	$135	$100	$83	$53	$119
Long-term debt (1)	$357	$808	$866	$507	$388	$5,646
Interest and other financing costs (2)	$234	$406	$387	$351	$338	$4,151
Office leases	$15	$33	$34	$32	$33	$304
Other	$150	$170	$96	$34	$2	$8
(1)	Long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs.
(2)
Interest and other financing cost amounts represent the scheduled fixed rate and variable rate cash interest payments related to long-term debt. Interest on variable rate long-term debt was estimated based upon prevailing interest rates and foreign exchange rates as at June 30, 2012.

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of subsequent phases of Horizon. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

The Company is a defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

For the impact of new accounting standards, refer to the MD&A and the audited consolidated financial statements for the year ended December 31, 2011.

CRITICAL ACCOUNTING ESTIMATES AND CHANGE IN ACCOUNTING POLICIES

The preparation of financial statements requires the Company to make estimates, assumptions and judgements in the application of IFRS that have a significant impact on the financial results of the Company. Actual results could differ from estimated amounts, and those differences may be material. A comprehensive discussion of the Company’s significant accounting policies is contained in the MD&A and the audited consolidated financial statements for the year ended December 31, 2011.

Canadian Natural Resources Limited	35

Consolidated Balance Sheets

As at (millions of Canadian dollars, unaudited)	Note	Jun 30 2012	Dec 31 2011
ASSETS
Current assets
Cash and cash equivalents		$10	$34
Accounts receivable		1,527	2,077
Inventory		593	550
Prepaids and other		133	120
Current portion of other long-term assets	4	41	–
		2,304	2,781
Exploration and evaluation assets	2	2,639	2,475
Property, plant and equipment	3	42,292	41,631
Other long-term assets	4	347	391
		$47,582	$47,278

LIABILITIES
Current liabilities
Accounts payable		$415	$526
Accrued liabilities		2,196	2,347
Current income tax liabilities		281	347
Current portion of long-term debt	5	1,165	359
Current portion of other long-term liabilities	6	144	455
		4,201	4,034
Long-term debt	5	7,357	8,212
Other long-term liabilities	6	3,864	3,913
Deferred income tax liabilities		8,238	8,221
		23,660	24,380
SHAREHOLDERS’ EQUITY
Share capital	9	3,670	3,507
Retained earnings		20,193	19,365
Accumulated other comprehensive income	10	59	26
		23,922	22,898
		$47,582	$47,278
Commitments and contingencies (note 14).

Approved by the Board of Directors on August 8, 2012

36	Canadian Natural Resources Limited

Consolidated Statements of Earnings

		Three Months Ended		Six Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Jun 30 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Product sales		$4,187	$3,727	$8,158	$7,029
Less: royalties		(361)	(394)	(805)	(745)
Revenue		3,826	3,333	7,353	6,284
Expenses
Production		1,068	833	2,106	1,678
Transportation and blending		691	665	1,408	1,286
Depletion, depreciation and amortization	3	1,084	870	2,059	1,719
Administration		77	69	142	123
Share-based compensation	6	(115)	(188)	(222)	(60)
Asset retirement obligation accretion	6	38	31	75	64
Interest and other financing costs		93	99	189	193
Risk management activities	13	(205)	(84)	(51)	40
Foreign exchange loss (gain)		62	(37)	8	(104)
Horizon asset impairment provision	7	–	–	–	396
Insurance recovery – property damage	7	–	–	–	(396)
Insurance recovery – business interruption	7	–	(136)	–	(136)
Equity loss from jointly controlled entity	4	5	–	5	–
		2,798	2,122	5,719	4,803
Earnings before taxes		1,028	1,211	1,634	1,481
Current income tax expense	8	213	225	444	396
Deferred income tax expense	8	62	57	10	110
Net earnings		$753	$929	$1,180	$975
Net earnings per common share
Basic	12	$0.68	$0.85	$1.07	$0.89
Diluted	12	$0.68	$0.84	$1.07	$0.88

Consolidated Statements of Comprehensive Income
	Three Months Ended		Six Months Ended
(millions of Canadian dollars, unaudited)	Jun 30 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Net earnings	$753	$929	$1,180	$975
Net change in derivative financial instruments designated as cash flow hedges
Unrealized income (loss) during the period, net of taxes of $1 million (2011 – $4 million) – three months ended; $5 million (2011 – $1 million) – six months ended	10	(20)	34	(2)
Reclassification to net earnings, net of taxes of $nil (2011 – $5 million) – three months ended; $nil (2011 – $9 million) – six months ended	(2)	18	(1)	29
	8	(2)	33	27
Foreign currency translation adjustment
Translation of net investment	(8)	(3)	–	2
Other comprehensive income (loss), net of taxes	–	(5)	33	29
Comprehensive income	$753	$924	$1,213	$1,004

Canadian Natural Resources Limited	37

Consolidated Statements of Changes in Equity

		Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2012	Jun 30 2011
Share capital	9
Balance – beginning of period		$3,507	$3,147
Issued upon exercise of stock options		140	181
Previously recognized liability on stock options exercised for common shares		39	97
Purchase of common shares under Normal Course Issuer Bid		(16)	–
Balance – end of period		3,670	3,425
Retained earnings
Balance – beginning of period		19,365	17,212
Net earnings		1,180	975
Purchase of common shares under Normal Course Issuer Bid	9	(121)	–
Dividends on common shares	9	(231)	(198)
Balance – end of period		20,193	17,989
Accumulated other comprehensive income	10
Balance – beginning of period		26	9
Other comprehensive income, net of taxes		33	29
Balance – end of period		59	38
Shareholders’ equity		$23,922	$21,452

38	Canadian Natural Resources Limited

Consolidated Statements of Cash Flows

	Three Months Ended			Six Months Ended
(millions of Canadian dollars, unaudited)	Note	Jun 30 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Operating activities
Net earnings		$753	$929	$1,180	$975
Non-cash items
Depletion, depreciation and amortization		1,084	870	2,059	1,719
Share-based compensation		(115)	(188)	(222)	(60)
Asset retirement obligation accretion		38	31	75	64
Unrealized risk management gain		(144)	(118)	(84)	(64)
Unrealized foreign exchange loss (gain)		71	(33)	11	(122)
Deferred income tax expense		62	57	10	110
Equity loss from jointly controlled entity	4	5	–	5	–
Horizon asset impairment provision	7	–	–	–	396
Insurance recovery – property damage	7	–	–	–	(396)
Other		17	11	40	(18)
Abandonment expenditures		(39)	(29)	(115)	(93)
Net change in non-cash working capital		(117)	(98)	113	166
		1,615	1,432	3,072	2,677
Financing activities
(Repayment) issue of bank credit facilities, net		(352)	205	(559)	333
Issue of medium-term notes, net		498	–	498	–
Issue of common shares on exercise of stock options		9	19	140	181
Purchase of common shares under Normal Course Issuer Bid		(114)	–	(137)	–
Dividends on common shares		(115)	(98)	(214)	(180)
Net change in non-cash working capital		(13)	(5)	(16)	(5)
		(87)	121	(288)	329
Investing activities
Expenditures on exploration and evaluation assets and
property, plant and equipment		(1,285)	(1,376)	(2,805)	(3,006)
Investment in other long-term assets		2	–	2	(346)
Net change in non-cash working capital		(248)	(221)	(5)	330
		(1,531)	(1,597)	(2,808)	(3,022)
Decrease in cash and cash equivalents		(3)	(44)	(24)	(16)
Cash and cash equivalents – beginning of period		13	50	34	22
Cash and cash equivalents – end of period		$10	$6	$10	$6
Interest paid		$93	$78	$226	$225
Income taxes paid		$170	$93	$435	$375

Canadian Natural Resources Limited	39

Notes to the Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)

1. ACCOUNTING POLICIES

Canadian Natural Resources Limited (the “Company”) is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom (“UK”) portion of the North Sea; and Côte d’Ivoire, Gabon, and South Africa in Offshore Africa.

The Horizon Oil Sands Mining and Upgrading segment (“Horizon”) produces synthetic crude oil through bitumen mining and upgrading operations.

Within Western Canada, the Company maintains certain midstream activities that include pipeline operations and an electricity co-generation system.

The Company was incorporated in Alberta, Canada. The address of its registered office is 2500, 855-2 Street S.W., Calgary, Alberta.

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2011. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2011.

2. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2011	$2,442	$–	$33	$–	$2,475
Additions	239	–	1	–	240
Transfers to property, plant and equipment	(76)	–	–	–	(76)
At June 30, 2012	$2,605	$–	$34	$–	$2,639

40	Canadian Natural Resources Limited

3. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2011	$46,120	$4,147	$3,044	$15,211	$298	$234	$69,054
Additions	1,794	123	16	679	5	15	2,632
Transfers from E&E assets	76	–	–	–	–	–	76
Disposals/ derecognitions	(39)	(39)	(8)	(5)	–	–	(91)
Foreign exchange adjustments and other	–	11	7	–	–	–	18
At June 30, 2012	$47,951	$4,242	$3,059	$15,885	$303	$249	$71,689
Accumulated depletion and depreciation
At December 31, 2011	$21,721	$2,512	$2,152	$776	$96	$166	$27,423
Expense	1,602	158	78	209	4	8	2,059
Disposals/ derecognitions	(39)	(39)	(6)	(4)	–	–	(88)
Foreign exchange adjustments and other	–	(2)	11	(6)	–	–	3
At June 30, 2012	$23,284	$2,629	$2,235	$975	$100	$174	$29,397
Net book value – at June 30, 2012	$24,667	$1,613	$824	$14,910	$203	$75	$42,292
– at December 31, 2011	$24,399	$1,635	$892	$14,435	$202	$68	$41,631

Development projects not subject to depletion
At June 30, 2012	$1,294
At December 31, 2011	$1,443

The Company acquired a number of producing crude oil and natural gas assets in the North America Exploration and Production segment for total cash consideration of $45 million during the six months ended June 30, 2012 (year ended December 31, 2011 – $1,012 million), net of associated asset retirement obligations of $4 million (year ended December 31, 2011 – $79 million). Interests in jointly controlled assets were acquired with full tax basis. No working capital or debt obligations were assumed.

The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once construction is substantially complete. For the six months ended June 30, 2012, pre-tax interest of $39 million was capitalized to property, plant and equipment (June 30, 2011 – $24 million) using a capitalization rate of 4.8% (June 30, 2011 – 4.7%).

Canadian Natural Resources Limited	41

4. OTHER LONG-TERM ASSETS

	Jun 30 2012	Dec 31 2011
Investment in North West Redwater Partnership	$314	$321
Risk management (note 13)	41	–
Other	33	70
	388	391
Less: current portion	41	–
	$347	$391

Other long-term assets include an investment in the 50% owned North West Redwater Partnership ("Redwater"). The investment is accounted for using the equity method. Redwater has entered into an agreement to construct and operate a bitumen upgrader and refinery, which targets to process bitumen for the Company and the Government of Alberta under a 30 year fee-for-service tolling agreement. Project development is dependent upon completion of detailed engineering and final project sanction by Redwater and its partners, and approval of the final tolls.

5. LONG-TERM DEBT

	Jun 30 2012	Dec 31 2011
Canadian dollar denominated debt
Bank credit facilities	$240	$796
Medium-term notes	1,300	800
	1,540	1,596
US dollar denominated debt
US dollar debt securities (US$6,900 million)	7,032	7,017
Less: original issue discount on US dollar debt securities (1)	(21)	(21)
	7,011	6,996
Fair value impact of interest rate swaps on US dollar debt securities (2)	25	31
	7,036	7,027
Long-term debt before transaction costs	8,576	8,623
Less: transaction costs (1) (3)	(54)	(52)
	8,522	8,571
Less: current portion (1) (2)	1,165	359
	$7,357	$8,212
(1)	The Company has included unamortized original issue discounts and directly attributable transaction costs in the carrying amount of the outstanding debt.
(2)
The carrying amounts of US$350 million of 5.45% notes due October 2012 and US$350 million of 4.90% notes due December 2014 were adjusted by $25 million (December 2011 – $31 million) to reflect the fair value impact of hedge accounting.

(3)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

42	Canadian Natural Resources Limited

Bank Credit Facilities

As at June 30, 2012, the Company had in place unsecured bank credit facilities of $4,724 million, comprised of:

▪	a $200 million demand credit facility;

▪	a revolving syndicated credit facility of $3,000 million maturing June 2015;

▪	a revolving syndicated credit facility of $1,500 million maturing June 2016; and

▪	a £15 million demand credit facility related to the Company’s North Sea operations.

During the second quarter of 2012, the $1,500 million revolving syndicated credit facility was extended to June 2016. Each of the $3,000 million and $1,500 million facilities is extendible annually for one-year periods at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar or US dollar bankers’ acceptances, or LIBOR, US base rate or Canadian prime loans.

The Company’s weighted average interest rate on bank credit facilities outstanding as at June 30, 2012, was 1.9% (June 30, 2011 – 2.8%), and on long-term debt outstanding for the six months ended June 30, 2012 was 4.8% (June 30, 2011 – 4.7%).

In addition to the outstanding debt, letters of credit and financial guarantees aggregating $463 million, including $105 million related to Horizon and $273 million related to North Sea operations, were outstanding at June 30, 2012.

Subsequent to June 30, 2012, the financial guarantee related to Horizon was reduced to $95 million. The Company also issued a financial guarantee for $100 million supporting a revolving credit facility in the 50% owned North West Redwater Partnership.

Medium-Term Notes

During the second quarter of 2012, the Company issued $500 million of 3.05% medium-term unsecured notes due June 2019. Proceeds from the securities issued were used to repay bank indebtedness and for general corporate purposes. After issuing these securities, the Company has $2,500 million remaining on its outstanding $3,000 million base shelf prospectus that allows for the issue of medium-term notes in Canada, which expires in November 2013. If issued, these securities will bear interest as determined at the date of issuance.

US Dollar Debt Securities

The Company has US$2,000 million remaining on its outstanding US$3,000 million base shelf prospectus that allows for the issue of US dollar debt securities in the United States, which expires in November 2013. If issued, these securities will bear interest as determined at the date of issuance.

6. OTHER LONG-TERM LIABILITIES

	Jun 30 2012	Dec 31 2011
Asset retirement obligations	$3,564	$3,577
Share-based compensation	149	432
Risk management (note 13)	188	274
Other	107	85
	4,008	4,368
Less: current portion	144	455
	$3,864	$3,913

Canadian Natural Resources Limited	43

Asset retirement obligations

The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 4.6% (December 31, 2011 – 4.6%). A reconciliation of the discounted asset retirement obligations is as follows:

	Jun 30 2012	Dec 31 2011
Balance – beginning of period	$3,577	$2,624
Liabilities incurred	18	12
Liabilities acquired	4	79
Liabilities settled	(115)	(213)
Asset retirement obligation accretion	75	130
Revision of estimates	3	924
Foreign exchange	2	21
Balance – end of period	$3,564	$3,577

Share-based compensation

As the Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered for cash settlement.

	Jun 30 2012	Dec 31 2011
Balance – beginning of period	$432	$663
Share-based compensation recovery	(222)	(102)
Cash payment for stock options surrendered	(7)	(14)
Transferred to common shares	(39)	(115)
Capitalized to (recovered from) Oil Sands Mining and Upgrading	(15)	–
Balance – end of period	149	432
Less: current portion	113	384
	$36	$48

7. HORIZON ASSET IMPAIRMENT PROVISION AND INSURANCE RECOVERY

In 2011, the Company recognized an asset impairment provision in the Oil Sands Mining and Upgrading segment of $396 million, net of accumulated depletion and amortization, related to the property damage resulting from a fire in the Horizon primary upgrading coking plant. The Company also recorded final property damage insurance recoveries of $393 million and business interruption insurance recoveries of $333 million in 2011. In the first quarter of 2012, upon final settlement of its insurance claims, all outstanding insurance proceeds were collected.

44	Canadian Natural Resources Limited

8. INCOME TAXES

The provision for income tax is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Current corporate income tax – North America	$124	$79	$237	$170
Current corporate income tax – North Sea	19	70	64	116
Current corporate income tax – Offshore Africa	64	24	100	44
Current PRT (1) expense – North Sea	1	46	32	54
Other taxes	5	6	11	12
Current income tax expense	213	225	444	396
Deferred corporate income tax expense	59	55	11	98
Deferred PRT (1) expense (recovery) – North Sea	3	2	(1)	12
Deferred income tax expense	62	57	10	110
Income tax expense	$275	$282	$454	$506
(1)	Petroleum Revenue Tax.

During 2011, the Canadian Federal government enacted legislation to implement several taxation changes. These changes include a requirement that, beginning in 2012, partnership income must be included in the taxable income of each corporate partner based on the tax year of the partner, rather than the fiscal year of the partnership. The legislation includes a five-year transition provision and has no impact on net earnings.

During the first quarter of 2011, the UK government enacted an increase to the supplementary income tax rate charged on profits from UK North Sea crude oil and natural gas production, increasing the combined corporate and supplementary income tax rate from 50% to 62%. As a result of the income tax rate change, the Company’s deferred income tax liability was increased by $104 million as at March 31, 2011.

Subsequent to June 30, 2012, the UK government enacted legislation to restrict the combined corporate and supplementary income tax relief on decommissioning expenditures to 50%. This income tax rate change will result in an increase in the Company’s deferred income tax liability of approximately $58 million.

9. SHARE CAPITAL

Authorized

Preferred shares issuable in a series.

Unlimited number of common shares without par value.

	Six Months Ended Jun 30, 2012
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,096,460	$3,507
Issued upon exercise of stock options	4,659	140
Previously recognized liability on stock options exercised for common shares	–	39
Purchase of common shares under Normal Course Issuer Bid	(4,622)	(16)
Balance – end of period	1,096,497	$3,670

Canadian Natural Resources Limited	45

Preferred Shares

During the second quarter of 2012, the Company amended its Articles by special resolution of the Shareholders, changing the designation of its Class 1 preferred shares to “Preferred Shares” which may be issuable in series. If issued, the number of shares in each series, and the designation, rights, privileges, restrictions and conditions attached to the shares will be determined by the Board of Directors of the Company.

Dividend Policy

On March 6, 2012, the Board of Directors set the regular quarterly dividend at $0.105 per common share (2011 – $0.09 per common share). The Company has paid regular quarterly dividends in January, April, July, and October of each year since 2001. The dividend policy undergoes a periodic review by the Board of Directors and is subject to change.

Normal Course Issuer Bid

The Company’s Normal Course Issuer Bid announced in 2011 expired April 5, 2012. In April 2012, the Company announced a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange and the New York Stock Exchange, during the twelve month period commencing April 9, 2012 and ending April 8, 2013, up to 55,027,447 common shares.

For the six months ended June 30, 2012, the Company purchased 4,621,600 common shares at a weighted average price of $29.63 per common share, for a total cost of $137 million. Retained earnings were reduced by $121 million, representing the excess of the purchase price of common shares over their average carrying value. Subsequent to June 30, 2012, the Company purchased 1,575,000 common shares at a weighted average price of $26.81 per common share for a total cost of $42 million.

Stock Options

The following table summarizes information relating to stock options outstanding at June 30, 2012:

	Six Months Ended Jun 30, 2012
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	73,486	$34.85
Granted	2,726	$33.15
Surrendered for cash settlement	(753)	$30.63
Exercised for common shares	(4,659)	$30.05
Forfeited	(4,727)	$36.77
Outstanding – end of period	66,073	$35.02
Exercisable – end of period	21,449	$32.67

The Option Plan is a “rolling 9%” plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.

10. ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income, net of taxes, were as follows:

	Jun 30 2012	Jun 30 2011
Derivative financial instruments designated as cash flow hedges	$95	$60
Foreign currency translation adjustment	(36)	(22)
	$59	$38

46	Canadian Natural Resources Limited

11. CAPITAL DISCLOSURES

The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.

The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 35% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At June 30, 2012, the ratio was below the target range at 26%.

Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Jun 30 2012	Dec 31 2011
Long-term debt (1)	$8,522	$8,571
Total shareholders’ equity	$23,922	$22,898
Debt to book capitalization	26%	27%
(1)	Includes the current portion of long-term debt.

12. NET EARNINGS PER COMMON SHARE

		Three Months Ended		Six Months Ended
		Jun 30 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Weighted average common shares outstanding – basic (thousands of shares)		1,099,046	1,096,784	1,099,600	1,095,243
Effect of dilutive stock options (thousands of shares)		2,055	8,521	3,131	10,261
Weighted average common shares outstanding – diluted (thousands of shares)		1,101,101	1,105,305	1,102,731	1,105,504
Net earnings		$753	$929	$1,180	$975
Net earnings per common share	– basic	$0.68	$0.85	$1.07	$0.89
	– diluted	$0.68	$0.84	$1.07	$0.88

Canadian Natural Resources Limited	47

13. FINANCIAL INSTRUMENTS

The carrying amounts of the Company’s financial instruments by category were as follows:

	Jun 30, 2012
Asset (liability)	Loans and receivables at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$1,527	$–	$–	$–	$1,527
Other long-term assets	–	45	(4)	–	41
Accounts payable	–	–	–	(415)	(415)
Accrued liabilities	–	–	–	(2,196)	(2,196)
Other long-term liabilities	–	–	(188)	(98)	(286)
Long-term debt (1)	–	–	–	(8,522)	(8,522)
	$1,527	$45	$(192)	$(11,231)	$(9,851)

	Dec 31, 2011
Asset (liability)	Loans and receivables at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,077	$–	$–	$–	$2,077
Accounts payable	–	–	–	(526)	(526)
Accrued liabilities	–	–	–	(2,347)	(2,347)
Other long-term liabilities	–	(38)	(236)	(75)	(349)
Long-term debt (1)	–	–	–	(8,571)	(8,571)
	$2,077	$(38)	$(236)	$(11,519)	$(9,716)
(1)	Includes the current portion of long-term debt.

The carrying amount of the Company’s financial instruments approximates their fair value, except for fixed rate long-term debt as noted below. The fair values of the Company’s other long-term liabilities and fixed rate long-term debt are outlined below:

	Jun 30, 2012
	Carrying amount	Fair value
Asset (liability) (1)		Level 1	Level 2
Other long-term assets	$41	$–	$41
Other long-term liabilities	(188)	–	(188)
Fixed rate long-term debt (2) (3) (4)	(8,282)	(9,450)	–
	$(8,429)	$(9,450)	$(147)

48	Canadian Natural Resources Limited

	Dec 31, 2011
	Carrying amount	Fair value
Asset (liability) (1)		Level 1	Level 2
Other long-term liabilities	$(274)	$–	$(274)
Fixed rate long-term debt (2) (3) (4)	(7,775)	(9,120)	–
	$(8,049)	$(9,120)	$(274)
(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities).

(2)
The carrying amounts of US$350 million of 5.45% notes due October 2012 and US$350 million of 4.90% notes due December 2014 have been adjusted by $25 million (December 31, 2011 – $31 million) to reflect the fair value impact of hedge accounting.

(3)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.
(4)	Includes the current portion of long-term debt.

The following provides a summary of the carrying amounts of derivative contracts held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Jun 30, 2012	Dec 31, 2011
Derivatives held for trading
Crude oil price collars	$57	$(13)
Crude oil put options, net of put premium financing obligations	14	–
Foreign currency forward contracts	(26)	(25)
Cash flow hedges
Cross currency swaps	(192)	(236)
	$(147)	$(274)

Included within:
Current portion of other long-term assets (liabilities)	$41	$(43)
Other long-term liabilities	(188)	(231)
	$(147)	$(274)

Ineffectiveness arising from cash flow hedges recognized in net earnings for the six months ended June 30, 2012 resulted in a gain of $1 million (December 31, 2011 – loss of $2 million).

Risk Management

The Company uses derivative financial instruments to manage its commodity price, foreign currency and interest rate exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.

The estimated fair value of derivative financial instruments has been determined based on appropriate internal valuation methodologies and/or third party indications. Fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable market inputs including quoted commodity prices and volatility, interest rate yield curves, and foreign exchange rates. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	49

The changes in estimated fair values of derivative financial instruments included in risk management assets (liabilities) were recognized in the financial statements as follows:

Asset (liability)	Six Months Ended Jun 30, 2012	Year Ended Dec 31, 2011
Balance – beginning of period	$(274)	$(485)
Net cost of outstanding put options	38	–
Net change in fair value of outstanding derivative financial instruments attributable to:
Risk management activities	84	128
Foreign exchange	5	42
Other comprehensive income	38	41
	(109)	(274)
Add: put premium financing obligations (1)	(38)	–
Balance – end of period	(147)	(274)
Less: current portion	41	(43)
	$(188)	$(231)
(1)
The Company has negotiated payment of put option premiums with various counterparties at the time of actual settlement of the respective options. These obligations are reflected in the net risk management asset (liability).

Net (gains) losses from risk management activities were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2012	Jun 30 2011	Jun 30 2012	Jun 30 2011
Net realized risk management (gain) loss	$(61)	$34	$33	$104
Net unrealized risk management gain	(144)	(118)	(84)	(64)
	$(205)	$(84)	$(51)	$40

Financial Risk Factors

a)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.

50	Canadian Natural Resources Limited

Commodity price risk management

The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At June 30, 2012, the Company had the following derivative financial instruments outstanding to manage its commodity price risks:

Sales contracts

	Remaining term			Volume	Weighted average price			Index
Crude oil
Crude oil price collars	Jul 2012	–	Dec 2012	50,000 bbl/d	US$80.00	–	US$134.87	Brent
	Jul 2012	–	Dec 2012	50,000 bbl/d	US$80.00	–	US$136.06	Brent
	Jul 2012	–	Jun 2013	50,000 bbl/d	US$80.00	–	US$145.07	Brent

Crude oil puts	Jul 2012	–	Dec 2012	100,000 bbl/d			US$80.00	WTI

The cost of outstanding put options and their respective periods of settlement are as follows:

	Q3 2012	Q4 2012
Cost ($ millions)	US$19	US$19

The Company’s outstanding commodity derivative financial instruments are expected to be settled monthly based on the applicable index pricing for the respective contract month.

Interest rate risk management

The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. The interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At June 30, 2012, the Company had no interest rate swap contracts outstanding.

Foreign currency exchange rate risk management

The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies in its subsidiaries and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based. At June 30, 2012, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Jul 2012	–	Aug 2016	US$250	1.116	6.00%	5.40%
	Jul 2012	–	May 2017	US$1,100	1.170	5.70%	5.10%
	Jul 2012	–	Nov 2021	US$500	1.022	3.45%	3.96%
	Jul 2012	–	Mar 2038	US$550	1.170	6.25%	5.76%

All cross currency swap derivative financial instruments designated as hedges at June 30, 2012, were classified as cash flow hedges.

Canadian Natural Resources Limited	51

In addition to the cross currency swap contracts noted above, at June 30, 2012, the Company had US$2,472 million of foreign currency forward contracts outstanding, with terms of approximately 30 days or less.

b)	Credit Risk

Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.

Counterparty credit risk management

The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At June 30, 2012, substantially all of the Company’s accounts receivable were due within normal trade terms.

The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions and other entities. At June 30, 2012, the Company had net risk management assets of $22 million with specific counterparties related to derivative financial instruments (December 31, 2011 – $nil).

c)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.

Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.

The maturity dates for financial liabilities are as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$415	$–	$–	$–
Accrued liabilities	$2,196	$–	$–	$–
Risk management	$–	$37	$104	$47
Other long-term liabilities	$31	$23	$44	$–
Long-term debt (1)	$1,164	$–	$2,882	$4,526
(1)	Long-term debt represents principal repayments only and does not reflect fair value adjustments, original issue discounts or transaction costs.

52	Canadian Natural Resources Limited

14. COMMITMENTS AND CONTINGENCIES

The Company has committed to certain payments as follows:

	Remaining 2012	2013	2014	2015	2016	Thereafter
Product transportation and pipeline	$119	$212	$201	$189	$125	$889
Offshore equipment operating leases
and offshore drilling	$76	$135	$100	$83	$53	$119
Office leases	$15	$33	$34	$32	$33	$304
Other	$150	$170	$96	$34	$2	$8

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of subsequent phases of Horizon. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.

The Company is a defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	53

15. SEGMENTED INFORMATION

	Exploration and Production

	North America				North Sea				Offshore Africa				Total Exploration and Production

(millions of Canadian dollars, unaudited)	Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Segmented product sales	2,757	3,207	5,815	5,913	236	342	515	631	240	173	457	388	3,233	3,722	6,787	6,932
Less: royalties	(244)	(391)	(632)	(717)	–	(1)	(1)	(2)	(62)	(2)	(96)	(22)	(306)	(394)	(729)	(741)
Segmented revenue	2,513	2,816	5,183	5,196	236	341	514	629	178	171	361	366	2,927	3,328	6,058	6,191
Segmented expenses
Production	505	466	1,087	924	119	109	204	195	51	33	73	75	675	608	1,364	1,194
Transportation and blending	683	660	1,398	1,272	3	3	6	7	1	(1)	1	–	687	662	1,405	1,279
Depletion, depreciation and amortization	811	697	1,609	1,400	75	65	159	133	50	73	78	126	936	835	1,846	1,659
Asset retirement obligation accretion	21	17	42	35	7	8	14	16	2	1	3	3	30	26	59	54
Realized risk management activities	(61)	34	33	104	–	–	–	–	–	–	–	–	(61)	34	33	104
Horizon asset impairment provision	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Insurance recovery – property damage (note 7)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Insurance recovery – business interruption (note 7)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Equity loss from jointly controlled entity	5	–	5	–	–	–	–	–	–	–	–	–	5	–	5	–
Total segmented expenses	1,964	1,874	4,174	3,735	204	185	383	351	104	106	155	204	2,272	2,165	4,712	4,290
Segmented earnings (loss) before the following	549	942	1,009	1,461	32	156	131	278	74	65	206	162	655	1,163	1,346	1,901
Non-segmented expenses
Administration
Share-based compensation
Interest and other financing costs
Unrealized risk management activities
Foreign exchange loss (gain)
Total non-segmented expenses
Earnings before taxes
Current income tax expense
Deferred income tax expense
Net earnings

54	Canadian Natural Resources Limited

	Oil Sands Mining and Upgrading				Midstream				Inter-segment elimination and other				Total

(millions of Canadian dollars, unaudited)	Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30		Three Months Ended Jun 30		Six Months Ended Jun 30
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Segmented product sales	951	3	1,365	89	22	21	43	43	(19)	(19)	(37)	(35)	4,187	3,727	8,158	7,029
Less: royalties	(55)	–	(76)	(4)	–	–	–	–	–	–	–	–	(361)	(394)	(805)	(745)
Segmented revenue	896	3	1,289	85	22	21	43	43	(19)	(19)	(37)	(35)	3,826	3,333	7,353	6,284
Segmented expenses
Production	388	221	734	477	7	5	14	12	(2)	(1)	(6)	(5)	1,068	833	2,106	1,678
Transportation and blending	18	15	30	31	–	–	–	–	(14)	(12)	(27)	(24)	691	665	1,408	1,286
Depletion, depreciation and amortization	146	33	209	56	2	2	4	4	–	–	–	–	1,084	870	2,059	1,719
Asset retirement obligation accretion	8	5	16	10	–	–	–	–	–	–	–	–	38	31	75	64
Realized risk management activities	–	–	–	–	–	–	–	–	–	–	–	–	(61)	34	33	104
Horizon asset impairment provision	–	–	–	396	–	–	–	–	–	–	–	–	–	–	–	396
Insurance recovery – property damage (note 7)	–	–	–	(396)	–	–	–	–	–	–	–	–	–	–	–	(396)
Insurance recovery – business interruption (note 7)	–	(136)	–	(136)	–	–	–	–	–	–	–	–	–	(136)	–	(136)
Equity loss from jointly controlled entity	–	–	–	–	–	–	–	–	–	–	–	–	5	–	5	–
Total segmented expenses	560	138	989	438	9	7	18	16	(16)	(13)	(33)	(29)	2,825	2,297	5,686	4,715
Segmented earnings (loss) before the following	336	(135)	300	(353)	13	14	25	27	(3)	(6)	(4)	(6)	1,001	1,036	1,667	1,569
Non-segmented expenses
Administration													77	69	142	123
Share-based compensation													(115)	(188)	(222)	(60)
Interest and other financing costs													93	99	189	193
Unrealized risk management activities													(144)	(118)	(84)	(64)
Foreign exchange loss (gain)													62	(37)	8	(104)
Total non-segmented expenses													(27)	(175)	33	88
Earnings before taxes													1,028	1,211	1,634	1,481
Current income tax expense													213	225	444	396
Deferred income tax expense													62	57	10	110
Net earnings													753	929	1,180	975

Canadian Natural Resources Limited	55

Capital Expenditures (1)

	Period Ended
	Jun 30, 2012			Jun 30, 2011
	Net expenditures	Non cash and fair value changes(2)	Capitalized costs	Net expenditures	Non cash and fair value changes(2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$239	$(76)	$163	$114	$(136)	$(22)
North Sea	–	–	–	–	(4)	(4)
Offshore Africa	1	–	1	1	–	1
	$240	$(76)	$164	$115	$(140)	$(25)

Property, plant and equipment
Exploration and Production
North America	$1,772	$59	$1,831	$2,031	$142	$2,173
North Sea	120	(36)	84	110	4	114
Offshore Africa	14	(6)	8	49	(17)	32
	1,906	17	1,923	2,190	129	2,319
Oil Sands Mining and Upgrading (3) (4)	639	35	674	685	(406)	279
Midstream	5	–	5	4	–	4
Head office	15	–	15	12	–	12
	$2,565	$52	$2,617	$2,891	$(277)	$2,614
(1)	This table provides a reconciliation of capitalized costs and does not include the impact of foreign exchange adjustments and accumulated depletion and depreciation.
(2)
Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, and other fair value adjustments.

(3)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.
(4)
During the first quarter of 2011, the Company derecognized certain property, plant and equipment related to the coker fire at Horizon in the amount of $411 million. This amount was included in non cash and fair value changes.

Segmented Assets

	Total Assets
	Jun 30 2012	Dec 31 2011
Exploration and Production
North America	$28,822	$28,554
North Sea	1,761	1,809
Offshore Africa	993	1,070
Other	32	23
Oil Sands Mining and Upgrading	15,568	15,433
Midstream	330	321
Head office	76	68
	$47,582	$47,278

56	Canadian Natural Resources Limited

SUPPLEMENTARY INFORMATION

INTEREST COVERAGE RATIOS

The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated October 2011. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended June 30, 2012:
Interest coverage (times)
Net earnings (1)	9.7	x
Cash flow from operations (2)	18.3	x
(1)	Net earnings plus income taxes and interest expense excluding current and deferred PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.
(2)	Cash flow from operations plus current income taxes and interest expense excluding current PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	57

Corporate Information

Board of Directors
Catherine M. Best, FCA, ICD.D
N. Murray Edwards
Timothy W. Faithfull
Honourable Gary A. Filmon, P.C., O.C., O.M.
Christopher L. Fong
Ambassador Gordon D. Giffin
Wilfred A. Gobert
Steve W. Laut
Keith A.J. MacPhail
Honourable Frank J. McKenna, P.C., O.C., O.N.B., Q.C.
James S. Palmer, C.M., A.O.E., Q.C.
Dr. Eldon R. Smith, O.C., M.D.
David A. Tuer

Officers
N. Murray Edwards*
Chairman of the Board
John G. Langille*
Vice-Chairman
Steve W. Laut*
President
Tim S. McKay*
Chief Operating Officer
Douglas A. Proll*
Chief Financial Officer & Senior Vice-President, Finance
Réal M. Cusson*
Senior Vice-President, Marketing
Réal J.H. Doucet*
Senior Vice-President, Horizon Projects
Peter J. Janson*
Senior Vice-President, Horizon Operations
Terry J. Jocksch*
Senior Vice-President, Thermal & International
Allen M. Knight*
Senior Vice-President, International & Corporate Development
Bill R. Peterson*
Senior Vice-President, Production, Drilling & Completions
Scott G. Stauth*
Senior Vice-President, Operations Field, Facilities & Pipelines
Lyle G. Stevens*
Senior Vice-President, Exploitation
Jeff W. Wilson*
Senior Vice-President, Exploration
Corey B. Bieber*
Vice-President, Finance & Investor Relations
Mary-Jo E. Case*
Vice-President, Land
Randall S. Davis*
Vice-President, Finance & Accounting
Bruce E. McGrath
Corporate Secretary

International Operations
CNR International (U.K.) Limited
Aberdeen, Scotland
James A. Edens
Vice-President & Managing Director International
W. David R. Bell
Vice-President, Exploration, International
Barry Duncan
Vice-President, Finance, International
David M. Haywood
Vice-President, Operations, International
Andrew M. McBoyle
Vice-President, Exploitation, International
David B. Whitehouse
Vice-President, Production Operations, International

Stock Listing
Toronto Stock Exchange
Trading Symbol – CNQ

New York Stock Exchange
Trading Symbol – CNQ

Registrar and Transfer Agent
Computershare Trust Company of Canada
Calgary, Alberta
Toronto, Ontario
Computershare Investor Services LLC
New York, New York

Investor Relations
Telephone:  (403) 514-7777
Facsimile:  (403) 514-7888
Email: ir@cnrl.com
Website:  www.cnrl.com

*Management Committee

58	Canadian Natural Resources Limited

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Canadian Natural Resources Limited	59

C A N A D I A N   N A T U R A L   R E S O U R C E S   L I M I T E D
2500, 855 - 2 Street S.W., Calgary, Alberta T2P 4J8
Telephone: (403) 517-6700   Facsimile: (403) 517-7350
Email: ir@cnrl.com
Website: www.cnrl.com

Printed in Canada